SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                          	SIPEX CORPORATION
                          -----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          -----------------------------
                         (Title of Class of Securities)

                                    829909100
                                    ---------
                                 (CUSIP Number)

                              Guy Lavergne, ESQ.
                              321 Elm Avenue, Unit #10
                              Montreal (Beaconsfield)
                              Quebec, Canada
                              H9W 5X1
                              (514)910-7631
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 25, 2003
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /X/

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

- --------

1           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- ---------------------------                     ------------------------------
CUSIP No. 929909100                  13D            Page 2 of 10 Pages
- ---------------------------                     ------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ALONIM INVESTMENTS INC.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO*
               * Line of credit with broker, CIBC Wood Gundy
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    6,085,200
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                6,085,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     6,085,200
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     21.71%
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

- ---------------------------                     ------------------------------
CUSIP No. 929909100                  13D            Page 3 of 10 Pages
- ---------------------------                     ------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ROBMILCO HOLDINGS INC.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     0
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0 %
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

- ---------------------------                     ------------------------------
CUSIP No. 929909100                  13D            Page 4 of 10 Pages
- ---------------------------                     ------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ROBERT G. MILLER
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0 %
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

- ---------------------------                     ------------------------------
CUSIP No. 929909100                  13D            Page 5 of 10 Pages
- ---------------------------                     ------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 S & F FINANCIAL HOLDINGS INC.INC.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, AF

- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0* -
 OWNED BY
   EACH
 REPORTING		*See Reporting of Secured Convertible Note and Warrant,
			under Item 4
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0* -
		*See Reporting of Secured Convertible Note and Warrant,
		under Item 4
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0* -
		*See Reporting of Secured Convertible Note and Warrant,
		under Item 4
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0 %
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

- ---------------------------                     ------------------------------
CUSIP No. 929909100                  13D            Page 6 of 10 Pages
- ---------------------------                     ------------------------------

Item 1.  Security and Issuer

         This statement on Schedule 13D relates to the shares of common stock, of Sipex Corporation, a Delaware corporation (the "Company"). The Company's registered office offices are located at 233 South Hillview Drive, Milpitas, CA 95035, Tel: 408 934-7500, Fax: 408 935-7600


Item 2.  Identity and Background

This statement is being filed by Alonim Investments Inc. (formerly known as 4080661 Canada Inc. Effective on April 28, 2003, 4080661 Canada Inc. changed its legal name to Alonim Investments Inc. by filing articles of amendment, with Industry Canada,under the Canada Business Corporations Act) by Robmilco Holdings Ltd., by S & F Financial Holdings Inc. and by
Robert G. MIller (each, a "Reporting Person" and collectively, the "Reporting Persons").

Alonim Investments Inc. is a corporation incorporated pursuant to and governed by the Canada Business Corporations Act. Its sole activity is as a private holding company. Its registered offices are located at 1501 McGill College Avenue, 26th Floor, Montreal, Quebec, H3A 3N9. Its shareholders are Robmilco Holdings Ltd. and Robert G. Miller.

Robmilco Holdings Ltd. is a corporation incorporated pursuant to and governed by the Canada Business Corporations Act. Its sole activity is as a private holding company. Its registered offices are located at 1501 McGill College Avenue, 26th Floor, Montreal, Quebec, H3A 3N9. Its majority shareholder is Robert G. Miller.

S & F Financial Holdings Inc. is a corporation incorporated pursuant to and governed by the Canada Business Corporations Act. Its sole activity is as a private holding company. Its registered offices are located at 800 Rene Levesque Blvd. in Montreal, Quebec, H3B 1X9. Its sole beneficial shareholder is Alonim Investments Inc.

Robert G. Miller is a Canadian citizen. His residential addess is 78 Summit Crescent, in Montreal (Westmount), Quebec, Canada. Mr. Miller's principal occupation is as CEO of Future Electronics Inc., a worldwide electronics component distributor. Future Electronics Inc. has its corporate headquarters at 237 Hymus Boulevard, in the City of Montreal (Pointe Claire), Quebec, Canada, H9R 5C7.


None of the Reporting Persons have been convicted in a criminal proceeding, over the last five years.

Further, over the last five years, none of the Reporting Persons have been a party to civil or administrative proceedings which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.





Item 3.  Source and Amount of Funds or Other Consideration

         Alonim Investments Inc. acquired the common stock (the "Shares") through a series of brokerage transactions on the NASDAQ stockmarket, over the period commencing October 18, 2002, and ending April 25, 2003.

Total consideration paid for these Shares amounts to $17,746,934. Of such amount,the sum of $8,929,674 comes from the working capital of Alonim Investments Inc., whilst the sum of $8,817,260 comes from a customer credit agreement with CIBC Wood Gundy, a securities broker. (See Exhibit E)

- ---------------------------                     -----------------------------
CUSIP No. 929909100                  13D            Page 7 of 10 Pages
- ---------------------------                     -----------------------------
Item 4.  Purpose of Transaction

         Alonim Investments Inc. has acquired the Shares solely as an investment.

	Future Electronics Inc. ("Future"), is a company governed by the laws of the Province of New Brunswick, Canada, that is owned and controlled by Alonim Investments Inc. Future is the largest distributor of the semiconductors manufactured by the Issuer, and its exclusive distributor for North America.

        The Issuer has commenced discussions with Future Electronics Inc., regarding a strategic sales arrangement and a loan of up to $10 million, which will result in the issuance by the Issuer of a convertible secured promissory note for the same amount. The discussions are preliminary and any terms and conditions of the sales arrangement and note financing remain subject to negotiation, definitive documentation, board approval and potentially regulatory and other approvals. There can be no assurance that the Issuer and Future Electronics Inc.will enter into definitive agreements related to these discussions, and either the Issuer or Future Electronics may terminate these discussions at any time.

	On September 27th, 2002, S & F Financial Holdings Inc. ("S & F"), a company incorporated pursuant to and governed by the federal laws od Canada, that is owned and controlled by Alonim Investments Inc., entered into a convertible secured Note with the Issuer. Pursuant to such note, S & F loaned to the Issuer the sum of $12,000,000, at a rate of interst of 5.75%.
The loan is repayable on September 27, 2007, and is convertible into shares of the common stock of the Issuer, at the rate of $7.50 per share, effective as of September 27, 2003. A copy of the Securities Purchase Agreement is appended hereto as Exhibit "B". A copy of the Convertible Secured Note is appended hereto as Exhibit "C".


	On September 27th, 2002, S & F and the Issuer entered into a warrant, whereby S & F is granted the right to subscribe for and purchase 900,000 shares of the common stock of the Issuer, at a price of $2.9458 per share.
A copy of such warrant is appended hereto as Exhibit "D". The warrant is exercisable as and from September 27, 2003 until September 26, 2005, inclusive.

- ---------------------------                     ------------------------------
CUSIP No. 929909100                  13D            Page 8 of 10 Pages
- ---------------------------                     ------------------------------
Item 5.  Interest in Securities of the Issuer

(a) As of April 25, 2003, Alonim Investments Inc. owned beneficially and of record 6,085,200 shares, which constitutes approximately 21.71% of the Common Stock outstanding.

         As of April 25, 2003, Mr. Miller had no direct beneficial ownership of the Common Stock outstanding. His only indirect beneficial ownership is as reported by Alonim Investments Inc.

         As of April 25, 2003, Robmilco Holdings Ltd. had no direct beneficial ownership of the Common Stock outstanding. Its only indirect beneficial ownership is as reported by Alonim Investment Inc.
(b) Alonim Investments Inc. has the sole power to vote and to dispose of the 6,085,200 common shares held in its name. Mr. Miller, the sole director and president of Alonim Investments Inc., may be deemed to share the power to vote or direct the voting of and to dispose or direct the voting of or disposition of the Common Stock of the Company owned by Alonim Investments Inc.
         as a result of his management position with Alonim Investments Inc.

(c) Over the course of the past 60 days, Alonim Investments Inc. has not disposed of any securities of the Issuer. Over such period of time, Alonim Investments Inc. has acquired Shares of the common stock of the issuer,solely through brokerage arm's length transactions, on the NASDAQ stock market.

	 The date of the transactions, the number of securities involved, the price per share or unit number of securities acquired, are as set forth below:

         Date of transaction  #of Shares   Price per share    Total Shares
        ______________________________________________________________
	02/24/03		40,000		$2.75		2,117,500
	02/25/03		39,000		$2.60		2,156,500
	02/25/03                20,000          $2.65           2,176,500
        02/27/03               100,000          $2.80           2,276,500
        03/04/03                13,000          $2.73           2,289,500
        03/05/03                 5,000          $2.72           2,294,500
        03/07/03               936,900          $2.79           3,231,400
        03/13/03                 1,500          $2.67           3,232,900
        03/17/03                 8,000          $2.83           3,240,900
        03/27/03                20,000          $3.13           3,260,900
        04/09/03               221,300          $3.03           3,482,200
        04/10/03               845,000          $3.04           4,327,200
        04/14/03               501,500          $3.08           4,828,700
        04/16/03               248,500          $3.06           5,077,200
        04/25/03             1,008,000          $3.18           6,085,200


(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the Shares owned by the Reporting Persons.

(e)     Not applicable.

--------------------------                     -----------------------------
CUSIP No. 929909100                  13D            Page 9 of 10 Pages
- ---------------------------                     --------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

    Except as described in Items 2-4 of this statement, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.  Materials to be Filed as Exhibits

         A - Power of Attorney
         B - Securities Purchase Agreement
	 C-  Secured convertible note
         D - Warrant
         E - Wood Gundy Asset Advantage Account Application and
             Agreement


Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2003                       Alonim Investments Inc.

                                          /s/ Guy Lavergne, ESQ.
                                        --------------------------
                                         Guy Lavergne, Attorney






                Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2003                            Robmilco Holdings Inc.



                                             /s/ Guy Lavergne, ESQ.
                                            -------------------------
                                             Guy Lavergne, Attorney

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2003                         S & F Financial Holdings Inc.



                                            /s/ Guy Lavergne, ESQ.
                                         ---------------------------
                                            Guy Lavergne, Attorney
		Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2003                            Robert G. Miller



                                              /s/ per : Guy Lavergne
					      Attorney
                                           ---------------------------

---------------------------                     ---------------------------
CUSIP No. 929909100                   13D            Page 10 of 10 Pages
- ---------------------------                     -------------------------


                                  EXHIBIT INDEX
                                  -------------

                                                                           Page
         A - Power of Attorney
         B-  Securities Purchase Agreement
	 C - Secured convertible note
         D - Warrant
         E - Wood Gundy Asset Advantage Account Application and Agreement






				EXHIBIT A


Power of Attorney




By :

Alonim Investments Inc., a corporation incorporated pursuant to and governed by the Canada Business Corporations Act, hereunto represented by Robert G. Miller, its President;


- and -


Robmilco Holdings Inc., a corporation incorporated pursuant to and governed by the Canada Business Corporations Act, hereunto represented by Robert G. Miller, its President;

- and -


S & F Financial Holdings Inc., a corporation incorporated pursuant to and governed by the Canada Business Corporations Act, hereunto represented by Christine Coghlan, its President;

- and -


Robert G. Miller, an individual, resident and domiciled at 78 Summit Crescent, Montreal (Westmount), Province of Quebec;

(Hereinafter collectively referred to as the Principals)

1.	We, the Principals mentioned in this Power of Attorney, do hereby appoint Guy Lavergne, Attorney at Law (the Attorney), as our
Attorney in Fact, for the following purposes:

(a)	Make, report and file, on our behalf, all information
mandated to be disclosed by law, or required by a regulatory agency, inclusive of any regulatory or other filings prescribed under the rules of the Securities and Exchange Commission, or under the Securities Exchange Act of 1934, as the same may be amended from time to time;

(b)	any amendments to the filings and reports referred to in
Paragraph 1. (a) of this Power of Attorney;





2.	We, the Principals, do hereby ratify and assume as our own, all actions and omissions, declarations, filings, reports and other things done, declared, reported or filed on our behalf, or on behalf of one of us, through the date hereof, and in the future by the Attorney, and we acknowledge and agree that we have and shall continue to fully disclose to the Attorney all relevant and material information pertaining to the subject matters of these filings and reports, and that we shall defend, indemnify and hold the Attorney harmless from and against any civil, administrative, penal, and/or criminal liability that may result from any inaccurate, misleading, incorrect or false information, declaration, filing, report, or statement.

This Power of Attorney may be executed in counterparts, and each such counterpart shall constitute an original.

Wherefore, we have signed this Power of Attorney, this second day of May, 2003 in Montreal, Province of Quebec.


Alonim Investments Inc.


(S) Robert G. MIller
______________________
Per: Robert G. Miller


Robmilco Holdings Inc.


(S) Robert G. Miller
______________________
Per: Robert G. Miller


S & F Financial


(S) Christine Coghlan
______________________
Per: Christine Coghlan


Robert G. Miller


(S) Robert G. Miller
____________________



				Exhibit B


SIPEX CORPORATION
as the Company
and
S&F FINANCIAL HOLDINGS INC.,
as the Purchaser
SECURITIES PURCHASE AGREEMENT
Dated as of September __, 2002




TABLE OF CONTENTS
Page
SECTION 1. Purchase and Sale of Note and Warrant	1
SECTION 2. Purchaser's Representations and
Warranties	2
SECTION 3. Representations, Warranties and
Covenants of the Company	5
SECTION 4. Covenants.	12
SECTION 5. Registration of the Underlying Shares.	15
SECTION 6. Conditions to the Company's Obligation
to Close	21
SECTION 7. Conditions to Purchaser's Obligation to
Purchase	22
SECTION 8. Miscellaneous.	23
SCHEDULE
Schedule A	Wire Instructions
EXHIBITS
Exhibit A	Form of Note
Exhibit B	Form of Warrant
Exhibit C	Form of Purchaser Questionnaire
Exhibit D	Form of Deed of Trust
Exhibit E	Proforma Policy
Exhibit F	Form of Certificate of the Clerk



SECURITIES PURCHASE AGREEMENT
      THIS SECURITIES PURCHASE AGREEMENT (the
"Agreement"), dated as of September __, 2002, by and among
Sipex Corporation, a Massachusetts corporation (the "Company"), and S&F Financial Holdings Inc. (the "Purchaser"), a Canadian
corporation.
      THE PARTIES TO THIS AGREEMENT enter into this
Agreement on the basis of the following facts, intentions and understandings:
      A.	In accordance with the terms and conditions of this
Agreement, the Company has agreed to issue and sell, and the
Purchaser has agreed to purchase (i) the Company's 5.75%
Convertible Secured Note due 2007 in an aggregate amount equal to $12,000,000 (the "Principal Amount") (such note, in the form attached hereto as Exhibit A, as the same may be amended,
modified or supplemented from time to time in accordance with the terms thereof, the "Note") that shall be convertible into shares of the common stock, $0.01 par value per share (the "Common
Stock"), of the Company on the terms set forth in the Note and
(ii) the Warrant (such Warrant, in the form attached hereto as
Exhibit B, as the same may be amended, modified or supplemented from time to time in accordance with the terms thereof, the
"Warrant").  The shares of Common Stock issuable upon exercise of the Note are referred to herein collectively as the "Conversion Shares." The shares of Common Stock issuable upon exercise of the Warrant are referred to herein as the "Warrant Shares," and the Conversion Shares and the Warrant Shares are referred to herein as the "Underlying Shares."  The Note, the Warrant, and the
Underlying Shares are referred to herein as the "Securities."
      B.	The Company has agreed to provide the Purchaser
with the benefit of certain registration rights with respect to the Underlying Shares under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the
"Securities Act") and applicable state securities laws, on the terms and subject to the conditions set forth herein.  This Agreement, the
Note, and the Warrant and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by this Agreement (the "Transaction") are referred to herein as the "Transaction Documents."
      NOW THEREFORE, in consideration of the promises
and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchaser hereby
agree as follows:
      SECTION 1.  Purchase and Sale of Note and Warrant.
      (a)	Closing of Note and Warrant.
            (1)	Upon the satisfaction (or written waiver) of the
conditions set forth in Sections 6 and 7 of this Agreement, the
Company shall issue and sell to Purchaser, and Purchaser agrees to purchase from the Company, the Note, together with the related
Warrant (the "Closing").  The Company shall issue to Purchaser the Note and the Warrant to purchase 900,000 Warrant Shares
(subject to adjustment for stock splits, stock dividends and similar transactions). The conversion price for the Note shall be $7.50 and the exercise price for the Warrant shall be $2.9458.
            (2)	The date and time of the Closing (the "Closing
Date") shall be 12:00 p.m., California time, on September __, 2002
(or such other date as the parties may specify), subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and
7 of this Agreement.  The Closing shall occur on the Closing Date at the offices of Wilson Sonsini Goodrich & Rosati, 650 Page Mill
Road, Palo Alto, California 94304.
      (b)	Form of Payment.  On the Closing Date, (i)  Purchaser
shall pay the Company for the Note and the Warrant to be issued and sold to such Purchaser on such Closing Date, by wire transfer of immediately available funds in accordance with the Company's written wire instructions attached hereto on Schedule A, and
(ii) the Company shall deliver to Purchaser a properly
authenticated Note representing the principal amount of Note and the corresponding Warrant, duly executed on behalf of the
Company and registered in the name of such Purchaser, that the
Purchaser is purchasing from the Company pursuant to this
Agreement.
      SECTION 2.  Purchaser's Representations and
Warranties.  Purchaser represents and warrants to the Company that as of the date hereof and the Closing Date:
      (a)	Investment Purpose.  Purchaser (i) is acquiring the Note
and the Warrant, (ii) upon conversion of the Note owned by it, will acquire the Conversion Shares then issuable upon conversion thereof, and (iii) upon exercise of the Warrant held by it, will acquire the Warrant Shares then issuable upon exercise thereof for its own account for investment only and not with a view toward, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales or distributions registered or exempted under the Securities Act.
      (b)	Accredited Investor Status.  Purchaser is an "accredited
investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act as of the date of this Agreement.
      (c)	Reliance on Exemptions.  Purchaser understands that
the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of the United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and Purchaser's compliance with, the representations, warranties, agreements,
acknowledgments and understandings of Purchaser set forth herein and in the Note or Warrant in order to determine the availability of such exemptions and the eligibility of Purchaser to acquire the
Securities.
      (d)	Information.  Purchaser believes it (i) has been
furnished with or believes it has had full access to all of the information that it considers necessary or appropriate for deciding whether to purchase the Securities, (ii) has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities, (iii) can bear the economic risk of a total loss of its investment in the
Securities and (iv) has such knowledge and experience in business and financial matters so as to enable it to understand the risks of and form an investment decision with respect to its investment in the Securities. Neither such inquiries nor any other due diligence investigations conducted by Purchaser or its advisors, if any, or its representatives shall limit, modify, amend or affect the Company's representations and warranties contained in this Agreement and the Purchaser's right to rely thereon.
      (e)	No Governmental Review.  Purchaser understands that
no United States federal or state agency or any other government or governmental agency has passed on or made any
recommendation or endorsement of the Securities or the fairness or suitability of an investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.
      (f)	Transfer or Resale.  Purchaser understands that, except
as provided in Section 5 herein, none of the Securities have been or will be registered under the Securities Act or any state securities laws, and the Securities may not be offered for sale, sold, assigned or transferred without registration under the Securities Act or an exemption therefrom and that, in the absence of an effective registration statement under the Securities Act, such Securities may only be sold under certain circumstances as set forth in the
Securities Act.
      (g)	Legends.
            (1)	Purchaser understands that, until the end of the
holding period under Rule 144(k) of the Securities Act (or any successor provision), the Note and Warrant (and all securities issued in exchange therefor or in substitution thereof, other than Underlying Securities, which shall bear the legend set forth in
Section 2(g)(2) of this Agreement, if applicable) shall bear a legend in substantially the following form:
THE SECURITIES REPRESENTED
HEREBY HAVE NOT BEEN
REGISTERED UNDER THE
SECURITIES ACT OF 1933, AS
AMENDED, OR APPLICABLE
STATE SECURITIES LAWS.  THE
SECURITIES MAY NOT BE
OFFERED FOR SALE, SOLD,
TRANSFERRED, ASSIGNED,
PLEDGED OR HYPOTHECATED IN
THE ABSENCE OF AN EFFECTIVE
REGISTRATION STATEMENT FOR
THE SECURITIES UNDER THE
SECURITIES ACT OF 1933, AS
AMENDED, OR APPLICABLE
STATE SECURITIES LAWS OR AN
EXEMPTION THEREFROM.
      The legend set forth above shall be removed and the
Company shall issue a new Note or Warrant, as appropriate, of like tenor and aggregate principal amount or number of shares, as appropriate, and which shall not bear the restrictive legends required by this Section 2(g)(1), (i) if, in connection with a sale transaction, such holder provides the Company with an opinion of counsel reasonably acceptable to the Company to the effect that a public sale, assignment, pledge or transfer of the Note or Warrant, as appropriate, may be made without registration under the
Securities Act, or (ii) upon expiration of the two-year holding period under Rule 144(k) of the Securities Act (or any successor rule).  The Company shall not require such opinion of counsel for the sale of Securities in accordance with Rule 144 of the Securities
Act in the event that the Seller provides such representations that the Company shall reasonably request confirming compliance with the requirements of Rule 144.
            (2)	Such Purchaser understands that, until the end
of the holding period under Rule 144(k) of the Securities Act (or any successor provision) with respect to the Underlying Shares issued upon conversion of the Note or exercise of the Warrant, as the case may be, any stock certificate representing Underlying
Shares issued upon conversion of the Note or exercise of the
Warrant shall bear a legend in substantially the following form unless the Note submitted for conversion or the Warrant submitted for Cashless Exercises (as defined in the Warrant), as the case may be, do not bear the legend specified in Section 2(g)(1):
THE SECURITIES REPRESENTED
BY THIS CERTIFICATE HAVE NOT
BEEN REGISTERED UNDER THE
SECURITIES ACT OF 1933, AS
AMENDED, OR APPLICABLE
STATE SECURITIES LAWS.  THE
SECURITIES MAY NOT BE
OFFERED FOR SALE, SOLD,
TRANSFERRED, ASSIGNED,
PLEDGED OR HYPOTHECATED IN
THE ABSENCE OF AN EFFECTIVE
REGISTRATION STATEMENT FOR
THE SECURITIES UNDER THE
SECURITIES ACT OF 1933, AS
AMENDED, OR AN EXEMPTION
THEREFROM.
      The legend set forth above shall be removed and the
Company shall issue the Underlying Securities without such
legend to the holder of the Underlying Securities upon which it is stamped, (i) if such Underlying Securities have been resold or transferred pursuant to the registration statement contemplated by
Section 5 herein and the registration statement was effective at the time of such transfer, (ii) if, in connection with a sale transaction, such holder provides the Company with an opinion of counsel reasonably acceptable to the Company to the effect that a public sale, assignment, pledge or transfer of the Securities may be made without registration under the Securities Act, or (iii) upon expiration of the two-year period under Rule 144(k) of the
Securities Act (or any successor rule).  The Company shall not require such opinion of counsel for the sale of Securities in accordance with Rule 144 of the Securities Act, provided that the
Seller provides such representations that the Company shall
reasonably request confirming compliance with the requirements of Rule 144.
            (3)	Purchaser understands that, in the event
Rule 144(k) as promulgated under the Securities Act (or any
successor rule) is amended to change the two-year period under
Rule 144(k) (or the corresponding period under any successor rule), (i) each reference in Sections 2(g)(1) and 2(g)(2) of this Agreement to "two (2) years", the "two-year period" or "two-year holding period" shall be deemed for all purposes of this Agreement to be references to such changed period, and (ii) all corresponding references in the Note and the Warrant shall be deemed for all purposes to be references to the changed period, provided that such changes shall not become effective if they are otherwise prohibited by, or would otherwise cause a violation of, the then-applicable federal securities laws.
      (h)	Authorization; Enforcement; Validity.  The Transaction
Documents have been duly and validly authorized, executed and delivered on behalf of Purchaser and are valid and binding
agreements of Purchaser enforceable against Purchaser in
accordance with their terms, subject as to enforceability to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies and except as the indemnification agreements of Purchaser may be legally unenforceable.
      (i)	Residency.  Purchaser is a resident of that country or
state specified in its address on the signature page hereto and executed by it.
      (j)	Additional Acknowledgement.  Purchaser
acknowledges that it has independently evaluated the merits of the transactions contemplated by this Agreement, the Note and the
Warrant, that it has independently determined to enter into the transactions contemplated hereby and thereby.
      With the exception of Section 2(h), the Purchaser's
representations and warranties made in this Section 2 are made solely for the purpose of permitting the Company to make a
determination that the offer and sale of the Note and Warrant pursuant to this Agreement complies with applicable United States federal and state securities laws and not for any other purpose. Accordingly, other than Section 2(h), the Company should not rely on such representations and warranties for any other purpose.
      SECTION 3.  Representations, Warranties and
Covenants of the Company.  The Company hereby represents and warrants to, and covenants with, the Purchaser that as of the date hereof subject to such exceptions as set forth in a Disclosure
Schedule:
      (a)	Organization.  The Company is duly organized and
validly existing in good standing under the laws of the jurisdiction of its organization.  Each of the Company and its subsidiaries listed on Exhibit 21.1 to its Annual Report on Form 10-K for the year ended December 31, 2001 (the "Subsidiaries") has full power and authority to own, operate and occupy its properties and to conduct its business as presently conducted and as described in the
Company's Annual Report on Form 10-K for the year ended
December 31, 2001, including all exhibits, supplements and
amendments thereto, and the Company's Quarterly Reports on
Form 10-Q for the quarters ended March 30, 2002 and June 29,
2002, including all exhibits, supplements and amendments thereto
(the "SEC Filings"), and is registered or qualified to do business and in good standing in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect,  and to the
Company's knowledge, no proceeding has been instituted in any such jurisdiction, revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification.
As used in this Agreement, "Material Adverse Effect" means any material adverse effect upon (i) the business, financial condition, results of operations, assets, properties or operations of the
Company and its Subsidiaries, considered as one enterprise, or (ii)
the Company's ability to perform its obligations under this
Agreement.  No subsidiary of the Company is a "significant
subsidiary" of the Company as such term is defined in Rule 1-
02(w) of Regulation S-X.
      (b)	Due Authorization and Valid Issuance.  The Company
has all requisite power and authority to execute, deliver and perform its obligations under the Transaction Documents, and the Transaction Documents and the transactions contemplated thereby have been duly authorized by the Company and its Board of
Directors and no further consent or authorization by the Company, its Board of Directors or its shareholders is required.  The
Transaction Documents have been validly executed and delivered by the Company and constitute legal, valid and binding agreements of the Company enforceable against the Company in accordance with their terms, except as rights to indemnity and contribution may be limited by state or federal securities laws or the public policy underlying such laws, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
The Note and Warrant being purchased by the Purchaser hereunder will, upon issuance pursuant to the terms hereof, be duly
authorized, validly issued, fully paid and nonassessable, and shall be free from all liens, claims and encumbrances, except
encumbrances or restrictions arising under U.S. federal or state securities laws, with respect to the issuance thereof, and the
Purchaser shall be entitled to all the rights set forth therein.
      (c)	Non-Contravention.  The execution, delivery and
performance of the Transaction Documents, including without
limitation the issuance and sale of the Note and Warrant to be sold by the Company under the Transaction Documents, the fulfillment of the terms of the Transaction Documents and the consummation of the transactions contemplated thereby, will not (A) constitute a violation of, or default (with the passage of time or otherwise)
under (i) any bond, debenture, note or other evidence of
indebtedness, lease, contract, indenture, mortgage, deed of trust, loan agreement, joint venture or other agreement or instrument to which the Company or any Subsidiary is a party or by which it or any of its Subsidiaries or their respective properties are bound when such violation, conflict or default, individually, or in the aggregate, would have a Material Adverse Effect, (ii) the articles of organization, by-laws or other organizational documents of the
Company or any Subsidiary, or (iii) any law, administrative
regulation, ordinance or order of any court or governmental
agency, arbitration panel or authority applicable to the Company or any Subsidiary or their respective properties when such violation, conflict or default would have a Material Adverse Effect, or (B)
result in the creation or imposition of any lien, encumbrance, claim, security interest or restriction whatsoever upon any of the properties or assets of the Company or any Subsidiary (other than the lien of the Deed of Trust on the property to be subject to the
Deed of Trust) or an acceleration of indebtedness pursuant to any obligation, agreement or condition contained in any bond, debenture, note or any other evidence of indebtedness or any indenture, mortgage, deed of trust or any other agreement or instrument to which the Company or any Subsidiary is a party or by which any of them is bound or to which any of the property or assets of the Company or any Subsidiary is subject where such lien or other restriction would have a Material Adverse Effect.  No consent, approval, authorization or other order of, or registration, qualification or filing with, any regulatory body, administrative agency, or other governmental body in the United States or any other person is required for the execution, delivery and
performance of the Transaction Documents, including without
limitation the valid issuance and sale of the Securities to be sold pursuant to the Transaction Documents, other than such as have been made or obtained, and except for any post-closing securities filings or notifications required to be made under federal or state securities laws. Assuming the accuracy of the representations made by Purchaser in Section 2 and, with respect to the exercise of the Warrant, the accuracy of the representations made by Purchaser in the Notice of Exercise attached to the Warrant, the issuance by the Company of the Note and Warrant is exempt from registration under the Securities Act and the issuance of the Underlying Shares upon conversion the Note and exercise of the Warrant, will be exempt from registration under the Securities Act under applicable rules and regulations as currently in effect.
      (d)	Capitalization.  The Company's authorized capital
stock as of September 13, 2002 consisted of (i) 40,000,000 shares of Common Stock, $0.01 par value per share, of which 27,955,682 shares are issued and outstanding, 4,433,123 are reserved for issuance under the Company's 1994 Stock Option and Incentive
Plan, 1996 Stock Option and Incentive Plan, 1996 Non-Employee
Director Stock Option Plan, 1997 Incentive Stock Option Plan,
Sipex Corporation 1999 Stock Plan, 2000 Non-Qualified Stock
Option Plan, 2001 Stock Option Plan, 2002 Nonstatutory Stock
Option Plan, and 1996 Employee Stock Purchase Plan ("Employee
Benefit Plans"), 1,885,700 shares are reserved for issuance
pursuant to options outside the Employee Benefit Plans and (ii)
1,000,000 shares of Preferred Stock, $0.01 par value per share, of which no shares are issued and outstanding.  The Company has not issued any capital stock since that date other than pursuant to (i)
the Employee Benefit Plans, or (ii) upon exercise of outstanding warrants or options disclosed in the SEC Filings.  The Company has no stock option or stock purchase plans or other equity
incentive plans of any kind other than the Employee Benefit Plans.
The Underlying Shares to be sold by the Company pursuant to the Transaction Documents have been duly authorized, and when issued and paid for in accordance with the terms of the Transaction Documents, will be duly and validly issued, fully paid and nonassessable and will be free from all taxes, liens and charges with respect to the issuance thereof, with the holder thereof entitled to all rights accorded to holders of Common Stock of the
Company, generally. The outstanding shares of capital stock of the Company have been duly and validly issued and are fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and were not issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. Except as set forth herein or in the SEC Filings, there are no (i) outstanding rights (including, without limitation, preemptive rights with respect to issuances by the Company of any securities, including without limitation the Securities, of the
Company), warrants or options to acquire, or instruments
convertible into or exchangeable for, any unissued shares of capital stock or other equity interest in the Company or any Subsidiary,
(ii) contracts, commitments, agreements, understandings or
arrangements of any kind to which the Company is a party or of which the Company has knowledge and relating to the issuance or sale of any capital stock of the Company or any Subsidiary, or of any such convertible or exchangeable securities or any such rights, warrants or options, (iii) outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any
Subsidiary is or may become bound to redeem a security of the
Company or any Subsidiary, (iv) securities or other instruments containing anti-dilution or similar provisions that will be triggered by the issuance of any of the Securities under this Agreement, or
(v) stock appreciation rights or "phantom stock" plans or
agreements or any similar plan or arrangement.  Without limiting the foregoing, no preemptive right, co-sale right, right of first refusal, registration right (except as set forth herein), or other similar right exists with respect to any of the Securities or the issuance and sale thereof.  No further approval or authorization of any stockholder, the Board of Directors of the Company or others is required for the issuance and sale of the Securities.  The
Company owns the entire equity interest in each of its Subsidiaries, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest, other than as described in the SEC
Filings.  The Company has no outstanding indebtedness for
borrowed money and no agreement, other than that certain
Amended and Restated Revolving Credit Loan and Security
Agreement (Accounts and Inventory) dated March 22, 2001 by and between the Company and Comerica Bank - California, as
amended (the "Credit Agreement"), providing for indebtedness for borrowed money.  Except as disclosed in the SEC Filings, there are no shareholder rights plans, stockholders agreements, voting agreements or other similar agreements with respect to the
Common Stock to which the Company is a party or, to the
knowledge of the Company, between or among any of the
Company's stockholders.
      (e)	Legal Proceedings.  There is no material action, suit,
proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened to which the Company or any Subsidiary is or may be a party or of which the business, property, Common Stock, officers or directors (in their capacities as such) of the Company or any Subsidiary is subject that is not disclosed in the SEC Filings, except where the same would not result, either individually or in the aggregate, in a Material Adverse Effect.
      (f)	No Violations.  Neither the Company nor any
Subsidiary (i) is in violation of its charter, bylaws, or other organizational document, (ii) is in violation of any law, administrative regulation, ordinance or order of any court or governmental agency, arbitration panel or authority applicable to the Company or any Subsidiary, which violation, individually or in the aggregate, would be reasonably likely to have a Material
Adverse Effect, or (iii) is in default (and there exists no condition which, with the passage of time or otherwise, would constitute a default) in any respect in the performance of any bond, debenture, note or any other evidence of indebtedness in any indenture, mortgage, deed of trust or any other agreement or instrument to which the Company or any Subsidiary is a party or by which the
Company or any Subsidiary is bound or by which the properties of the Company or any Subsidiary are bound, which would be
reasonably likely to have a Material Adverse Effect.
      (g)	Governmental Permits, Etc.  Each of the Company and
its Subsidiaries has all necessary franchises, licenses, certificates and other authorizations from any foreign, federal, state or local government or governmental agency, department, or body that are currently necessary for the operation of the business of the
Company and its Subsidiaries as currently conducted and as
described in the SEC Filings except where the failure to currently possess will not have a Material Adverse Effect.
      (h)	Intellectual Property.  Except as specifically disclosed
in the SEC Filings, (i) each of the Company and its Subsidiaries owns or possesses sufficient rights to use all patents, patent rights, trademarks, copyrights, licenses, inventions, mask works, trade secrets, trade names, know-how, moral rights, confidential and proprietary information, compositions of matter, formulas, designs and proprietary rights (collectively, "Intellectual Property")
described or referred to in the SEC Filings as owned or possessed by it or that are necessary for the conduct of its business as now conducted or as described in the SEC Filings, except where the failure to currently own or possess would not have a Material
Adverse Effect, and (ii) to the Company's knowledge, neither the
Company nor any of its Subsidiaries is infringing, or has received any notice of or has any knowledge of any asserted infringement by the Company or any of its Subsidiaries of, any rights of a third party with respect to any Intellectual Property that, individually or in the aggregate, would have a Material Adverse Effect.  To the
Company's knowledge, there is no claim, action or proceeding being overtly threatened against, but which has not been made or brought against, the Company or the Subsidiaries regarding its Intellectual Property or infringement of other intellectual property rights which could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. To the Company's knowledge, no third party has any ownership right, title, interest, claim in or lien on any of the Company's Intellectual Property and the Company has taken, and in the future the
Company will use its reasonable effort to take, all steps reasonably necessary to preserve its legal rights in, and the secrecy of, all its Intellectual Property. To the Company's knowledge, there is no material unauthorized use, infringement or misappropriation of any Intellectual Property of the Company or any of the Subsidiaries by
any third party.
      (i)	Environmental Matters.
            (1)	Except as would not reasonably be likely to
result in a material liability to the Company, no underground storage tanks and no amount of any substance that has been
designated by any governmental agency or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including without limitation,
PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive
Environmental Response, Compensation, and Liability Act of
1980, as amended to date, or defined as a hazardous waste
pursuant to the United States Resource Conservation and Recovery
Act of 1976, as amended to date, and the regulations promulgated pursuant to said laws, but excluding routine quantities of office and janitorial supplies (a "Hazardous Material"), are present as a result of the actions of the Company, or, to the Company's knowledge, as a result of the actions of a third party, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any of its subsidiaries currently owns, operates, occupies or leases, or to the Company's
knowledge, were present on any other real property at the time it ceased to be owned, operated, occupied or leased by the Company as a result of the actions of the Company, or to the Company's knowledge as a result of the actions of a third party.
            (2)	Except as would not reasonably be likely to
result in a material liability to the Company (in any individual case or in the aggregate), neither the Company nor any Subsidiary has transported, stored, used, manufactured, disposed of or arranged for the disposal of, released or exposed its employees or others to Hazardous Materials in violation of any federal, state or local law, rule, regulation, treaty or statute in effect before the Closing Date related to protection of human health, safety, and the environment, including natural resources (collectively, "Environmental Laws").
            (3)	Except as would not reasonably be likely to
result in a material liability to the Company, the Company and the Subsidiaries currently hold and are in compliance with all approvals, permits, licenses, clearances and consents required under Environmental Laws for the conduct of the Company's and the Subsidiaries' businesses as currently being conducted.
            (4)	No action, proceeding, revocation proceeding,
amendment procedure, writ, injunction or claim is pending, or to the Company's knowledge, threatened, alleging that the Company or any of the Subsidiaries are in violation of or liable under any Environmental Law.
      (j)	No General Solicitation; No Integration.  Neither the
Company nor any other person or entity authorized by the
Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of the Shares, the Notes and the Warrants. The Company has not,
directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which, to its knowledge, is or will be integrated with the Underlying Shares, the Note and the Warrant sold
pursuant to this Agreement.
      (k)	Interested Party Transactions.  To the knowledge of the
Company, except as set forth in the SEC Filings, no officer or director of the Company or the Subsidiaries or any "affiliate" or "associate" (as those terms are defined in Rule 405 promulgated under the 1933 Act) of any such person has had, either directly or indirectly, a material interest in: (i) any person or entity which purchases from or sells, licenses or furnishes to the Company any goods, property, technology, intellectual or other property rights or services; or (ii) any contract or agreement to which the Company is a party or by which it may be bound or affected.
      (l)	Credit Agreement. As of the date hereof, there are no
amounts outstanding under the Credit Agreement.
      (m)	 Financial Statements.  The financial statements of the
Company and the related notes contained in the SEC Filings (all such financial statements, the "Financial Statements") present fairly, in accordance with generally accepted accounting
principles, the financial position of the Company and its
Subsidiaries as of the dates indicated, and the results of its operations and cash flows for the periods therein specified, subject, in the case of unaudited financial statements for interim periods, to normal year-end audit adjustments. Such Financial Statements
(including the related notes) have been prepared in accordance with generally accepted accounting principles applied on a
consistent basis throughout the periods therein specified, except as disclosed in the SEC Filings. The other financial information contained in the SEC Filings has been prepared on a basis
consistent with the financial statements of the Company.  The
Company maintains a system of internal accounting controls
sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and to maintain assets
accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
      (n)	No Material Adverse Change.  Since June 29, 2002, the
Company has not experienced or suffered events or conditions which have, in the aggregate, caused a Material Adverse Effect.
      (o)	Disclosure.  The information contained in the SEC
Filings, excluding exhibits thereto, including without limitation all information incorporated therein by reference, as of the date hereof and as of the Closing Date, did not and shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not
misleading.
      (p)	NASDAQ Compliance.  The Company's Common
Stock is registered pursuant to Section 12(g) of the Exchange Act and is listed on The Nasdaq Stock Market, Inc. National Market
(the "Nasdaq National Market"), and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act or de-
listing the Common Stock from the Nasdaq National Market, nor has the Company received any notification that the Securities and
Exchange Commission (the "SEC") or the NASD is contemplating terminating such registration or listing.
      (q)	Reporting Status.  The Company has filed in a timely
manner (or pursuant to applicable extension periods) all documents that the Company was required to file under the Securities
Exchange Act of 1934, as amended (the "Exchange Act") during the twelve (12) months preceding the date of this Agreement (the
"SEC Documents").  The SEC Documents, as amended, and all
other materials filed with the SEC during such period complied in all material respects with the SEC's requirements as of their respective filing dates or amendment dates, and the information contained therein did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made not misleading.  As of the date hereof, the Company meets the requirements for use of
Form S-3 for registration of the resale of the Underlying Shares.
The Company is not required to file and will not be required to file any agreement, note lease, mortgage, deed or other instrument entered into prior to the date hereof and to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries is bound which has not been previously filed as an exhibit to its reports filed with the SEC under the Exchange
Act.
      (r)	Listing.  The Company shall, upon conversion of the
Note or exercise of the Warrant, comply with all requirements of the NASD with respect to the issuance of the Underlying Shares and the listing thereof on the Nasdaq National Market.
      (s)	No Manipulation of Stock.  The Company has not taken
and will not, in violation of applicable law, take, any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Common Stock to facilitate the transactions contemplated hereby or the sale or resale of the Underlying Shares.
      (t)	Company not an "Investment Company".  The
Company has been advised of the rules and requirements under the Investment Company Act of 1940, as amended (the "Investment
Company Act").  The Company is not, and immediately after
receipt of payment for the Shares will not be, an "investment company" or an entity "controlled" by an "investment company"
within the meaning of the Investment Company Act and shall
conduct its business in a manner so that it will not become subject to the Investment Company Act.
      (u)	Brokers or Finders.  The Company has not incurred,
and shall not incur, directly or indirectly, any liability for any brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.
      (v)	Deed of Trust.  Except for the recording of a Notice of
Intent to Preserve Security Interest pursuant to California Civil
Code Sections 880.310-880.370, after the Deed of Trust (as
defined in Section 6(a) hereof) has been recorded in the Official
Records of Santa Clara County, California, it will not be necessary to re-record, re-register or re-file the Deed of Trust in order to maintain the priority of the liens and security interests created thereby.  There will be no mortgage taxes or filing fees payable upon the recording and filing of such documents except (i) normal recording and filing fees payable to the County Recorder of Santa
Clara County, California in connection therewith, (ii) transfer taxes assessed in connection with any transfer of the Property (as defined in the Deed of Trust) or interest therein, and (iii) any fee or charge payable to any entity whose services may have been used to assist in such recordation and filing.
      (w)	 Canadian Representations. The Company further
represents and warrants to the Purchaser that, as at the date of issuance of the Note and Warrant:
            (1)	the Company is not a "reporting issuer" (or the
equivalent) in any Canadian provincial or territorial jurisdiction;
            (2)	to the best of the Company's knowledge, after
reasonable inquiry, after giving effect to the issuance of the Note and Warrant and any other securities that are to be issued at the same time as or as part of the same distribution as the Note and
Warrant, and assuming the conversion thereof for shares of
Common Stock, residents of Canada:
                  (a)	do not own directly or indirectly more
than 10 percent of the outstanding shares of Common Stock; and
                  (b)	do not represent in number more than 10
percent of the total number of owners directly or indirectly of shares of Common Stock.
      SECTION 4.  Covenants.
      (a)	Reasonable Efforts.  The parties shall use all reasonable
efforts to timely satisfy each of the conditions described in
Sections 6 and 7 of this Agreement.
      (b)	Consents.  The Company will use all reasonable efforts
to obtain all consents, approvals, authorizations or other orders of, or registration, qualification or filing with, any regulatory body, administrative agency or other governmental body in the United
States or any other person that is required for the execution, delivery and performance of the Transaction Documents, including without limitation the valid issuance and sale of the Securities to be sold pursuant to the Transaction Documents.
      (c)	Form D; Blue Sky Laws.  The Company shall file a
Form D with respect to the Securities as required under Regulation
D and provide a copy thereof to the Purchaser promptly after such filing.  The Company shall take such action at its own cost and expense, as the Company shall reasonably determine is necessary to qualify the Securities for sale to the Purchaser pursuant to this Agreement under applicable securities or "blue sky" laws of the states of the United States or obtain exemption therefrom, and shall provide evidence of any such action so taken to each Purchaser.
      (d)	Reservation of Shares.  The Company shall take all
action necessary to at all times have authorized and reserved for the purpose of issuance, no less than 100% of the number of shares of Common Stock needed to provide for the issuance of the
Underlying Shares.
      (e)	Certain Reports and Other Information.  Concurrently
with the distribution to holders of the Common Stock (or holders of any other equity securities of the Company) so long as the Note or Warrant remains outstanding, the Company will provide to the
Purchaser copies of all reports, notices, and other information as the Company shall make available generally to the holders of its equity securities.
      (f)	Reporting Status.  Until the later of (i) the date as of
which the Purchaser may sell all of the Underlying Shares without restriction pursuant to Rule 144(k) promulgated under the 1933
Act (or successor thereto) and (ii) the last date on which the Note or the Warrant remains outstanding (the "Reporting Period"), the
Company shall file all reports required to be filed with the SEC pursuant to the Exchange Act, and the Company shall not
terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would otherwise permit such termination, other than as a result of a Change of Control (as such term is defined in the Note and the Warrant, respectively) provided that the Company is in compliance with the terms of the Note and the
Warrant with respect to such Change of Control.
      (g)	Listing.  The Company shall promptly secure the listing
of all of the Underlying Shares upon each national securities exchange and automated quotation system, if any, upon which
shares of Common Stock are then listed (subject to official notice of issuance, as required by each such national securities exchange and automated quotation system) and shall maintain, so long as any other shares of Common Stock shall be so listed, such listing of all Underlying Shares from time to time issuable under the terms of the Transaction Documents.  The Company shall use all reasonable efforts to maintain the Common Stock's authorization for quotation on the Nasdaq National Market (the "Principal
Market").  Neither the Company nor any of its Material
Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common
Stock from the Principal Market.  The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(g).
      (h)	Redemptions and Dividends.  For so long as the Note is
outstanding, without the prior written approval of the Purchaser, the Company shall not repurchase, redeem, or declare or pay any cash dividend or distribution on, any shares of capital stock of the
Company.
      (i)	Right of First Refusal.  As long as the Note is
outstanding, the Purchaser has the right of first refusal to purchase its Pro Rata Share (as defined below), of all (or any part) of any
"New Securities" (as defined below) that the Company may from time to time issue after the date of this Agreement until the second anniversary of the Closing Date; provided, however, that the sum of (x) the aggregate number of New Securities available for
purchase by the Purchaser pursuant to this Section 7(i) and (y) the number of Underlying Shares as of the date hereof (assuming full conversion of the Note and full exercise of the Warrant) shall not exceed 19.9% of the total number of shares of Common Stock of the Company outstanding as of the date hereof.  Purchaser's "Pro
Rata Share" for purposes of this right of first refusal is the ratio of
(a) the number of Underlying Shares held by Purchaser or subject to any unexercised portion of the Warrant or unconverted portion of the Note at the time of the issuance of such New Securities, to
(b) the total number of shares of Common Stock of the Company then outstanding (assuming full conversion and exercise of all outstanding convertible or exercisable securities, options or warrants, other than options issued to officers, directors,
employees, consultants, contractors or advisors under any
employee or director benefit plan or any other purchase plan, stock grant or other agreement).
            (1)	New Securities. "New Securities" shall mean
any capital stock of the Company, whether now authorized or not, and rights, options or warrants to purchase such capital stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such capital stock; provided, however, that the term "New Securities" does not include:  (i)
capital stock issued or issuable upon the exercise of any warrants, options or convertible securities issued and outstanding on the date hereof in accordance with the terms of such securities as of such date; (ii) capital stock issued or issuable to officers, directors, employees, consultants, contractors or advisors upon the grant or exercise of any stock or options which may hereafter be granted or exercised under any employee or director benefit plan of the
Company now existing or to be implemented in the future or any other purchase plan, stock grant or other agreement, approved by a committee of independent directors of the Company or the
Company's Board of Directors; (iii)  the Underlying Shares in
accordance with terms of the Securities Purchase Agreement; (iv)
any securities issued to strategic partners (A) investing in connection with a commercial relationship with the Company or
(B) providing the Company with equipment leases, real property leases, loans, credit lines, guaranties of indebtedness, cash price reductions or similar transactions; or (v) any securities issued in connection with the acquisition of a business pursuant to an asset purchase, securities purchase, merger or similar transaction.
            (2)	Procedures.  In the event that the Company
proposes to undertake an issuance of New Securities, it shall give to Purchaser a written notice of its intention to issue New
Securities (the "Pro Rata Rights Notice"), describing the type of
New Securities and the price and the general terms upon which the
Company proposes to issue such New Securities.  Purchaser shall have 5 business days from the date such Pro Rata Rights Notice is delivered hereunder, to agree in writing to purchase Purchaser's
Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed Purchaser's Pro Rata Share).  If
Purchaser fails to so agree in writing within such 5 business day period to purchase its full Pro Rata Share of an offering of New Securities, then Purchaser shall forfeit the right hereunder to purchase that part of his Pro Rata Share of such New Securities that he, she or it did not so agree to purchase.
            (3)	Failure to Exercise.  In the event that the
Purchaser fails to exercise in full the right of first refusal within such 5 business day period, then the Company shall have one
hundred twenty (120) days thereafter to sell the New Securities with respect to which the Purchaser's right of first refusal hereunder was not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Rights Holders.  In the event that the Company has not issued and sold the New Securities within such one hundred twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Purchaser pursuant to this
Section 4(i).
      (j)	No Encumbrance of Property.  For so long as the Note
is outstanding, without the prior written approval of the Purchaser, the Company shall not create, incur, assume or suffer to exist any mortgage, pledge, lien, security interest or other encumbrance of any kind on the Property (as defined in the Deed of Trust) except for (i) liens for taxes, assessments, fees and other governmental charges, and for claims the payment of which is not yet overdue or is being contested in good faith (and for which adequate reserves have been established by the Company on its books in conformity with GAAP), (ii) statutory liens of landlords, carriers,
warehousemen, processors, mechanics, materialmen or suppliers incurred in the ordinary course of business and securing amounts not yet due or declared to be due by the claimant thereunder; (iii)
liens or security interests in favor of Purchaser; (iv) zoning restrictions and easements, licenses, covenants and other restrictions affecting the use of real property that do not
individually or in the aggregate have a material adverse effect on the ability of the Company and its Subsidiaries to use such real property for its intended purpose in connection with its business; or
(v) matters disclosed in the title insurance report.
      SECTION 5.  Registration of the Underlying Shares.
      (a)	Resale S-3 Registration Procedures and Other Matters.
The Company shall:
            (1)	subject to receipt of the information called for
by the questionnaire attached to this Agreement as Exhibit C from the Purchaser after prompt written request from the Company to the Purchaser to provide such information, prepare and file with the SEC, within nine months after the Closing Date, a registration statement on Form S-3 promulgated under the Securities Act (the "Registration Statement") to enable the resale of the Underlying
Shares by the Purchaser from time to time through the automated quotation system of the Nasdaq National Market or in privately-
negotiated transactions;
            (2)	cause the Registration Statement to become
effective within thirty (30) days following the first anniversary of the Closing Date (the "Effectiveness Target Date");
            (3)	prepare and file with the SEC such amendments
and supplements to the Registration Statement and the Prospectus used in connection therewith as may be necessary to keep the
Registration Statement current and effective for a period not to exceed the earlier of (i) the first date on which the Purchaser may sell all Underlying Shares then held or issuable upon conversion of the Note or exercise of the Warrant within a ninety (90) day period pursuant to Rule 144(k) under the Securities Act or any other rule of similar effect, or (ii) such time as all Underlying Shares have been sold;
            (4)	furnish to the Purchaser with respect to the
Underlying Shares registered under the Registration Statement such number of copies of the Registration Statement, prospectuses and preliminary prospectuses in conformity with the requirements of the Securities Act and such other documents as the Purchaser may reasonably request, in order to facilitate the public sale or other disposition of all or any of the Underlying Shares by the
Purchaser; provided, however, that the obligation of the Company to deliver copies of prospectuses or preliminary prospectuses to the Purchaser shall be subject to the receipt by the Company of reasonable assurances from the Purchaser that the Purchaser will comply with the applicable provisions of the Securities Act and of such other securities or blue sky laws as may be applicable in connection with any use of such prospectuses or preliminary
prospectuses;
            (5)	file documents required of the Company for
blue sky clearance (x) in all U.S. jurisdictions in which any of the Underlying Shares are originally sold and (y) in states where specified in writing by Purchaser; provided, however, that, as to clause (y), the Company shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;
            (6)	bear all expenses in connection with the
procedures in paragraph (1) through (5) of this Section 5(a) and the registration of the Underlying Shares pursuant to the Registration Statement; including the reasonable fees and expenses, if any, of one counsel to the Purchaser, but excluding underwriting
discounts, brokerage fees and commissions incurred by the
Purchaser;
            (7)	advise the Purchaser promptly after it shall
receive notice or obtain knowledge of the issuance of any stop order by the SEC delaying or suspending the effectiveness of the Registration Statement or of the initiation or threat of any proceeding for that purpose; and it will promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest possible moment if such stop order should be issued; and
            (8)	if it determines to register any of its equity
securities either for its own account or for the account of other shareholders at any time after the Note becomes convertible until the Final Maturity Date of the Note (as defined therein), other than
(i) a registration relating solely to employee benefit plans, (ii) a registration relating solely to a SEC Rule 145 transaction or (iii) a registration on any registration form which does not permit secondary sales or does not include substantially the same
information as would be required to be included in a registration statement covering the sale of Securities, advise Purchaser as soon as reasonably possible prior to filing any such registration statement under the Securities Act and discuss the feasibility of including Underlying Shares in such registration statement.
      (b)	Transfer of Underlying Shares After Registration;
Suspension.
            (1)	The Purchaser agrees that it will not effect any
disposition of the Underlying Shares under the Registration
Statement referred to in Section 5(a) above except as contemplated in such Registration Statement and as described below or as
otherwise permitted by law, and that it will promptly notify the
Company of any changes in the information set forth in the
Registration Statement regarding the Purchaser or its plan of distribution; provided, however, that nothing in this section shall in any way limit Purchaser's ability to transfer or otherwise dispose of any of the Securities as permitted by any other section of this Agreement and applicable law.
            (2)	Except in the event that paragraph (3) below
applies, the Company shall (i) prepare and file from time to time with the SEC a post-effective amendment to the Registration
Statement or a supplement to the related Prospectus or a
supplement or amendment to any document incorporated therein by reference or file any other required document so that such
Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and so that, as thereafter delivered to purchasers of the Underlying Shares being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (ii) provide the Purchaser copies of any documents filed pursuant to Section 5(b)(2)(i); and (iii) inform Purchaser that the Company has complied with its obligations in Section
5(b)(2)(i) (or that, if the Company has filed a post-effective amendment to the Registration Statement which has not yet been declared effective, the Company will notify the Purchaser to that effect, will use its best efforts to secure the effectiveness of such post-effective amendment as promptly as possible and will promptly notify the Purchaser pursuant to Section 5(b)(2)(i) hereof when the amendment has become effective).
            (3)	Subject to paragraph (4) below, in the event (i)
of any request by the SEC or any other federal or state
governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to a
Registration Statement or related Prospectus or for additional information; (ii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose; (iii) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Underlying Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or (iv) of any event or circumstance which in the good faith judgment of the Company's Board of
Directors, upon advice of counsel, would necessitate the making of any changes in the Registration Statement or Prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not
misleading; then the Company shall, deliver a certificate in writing to the Purchaser (the "Suspension Notice") to the effect of the foregoing and, upon receipt of such Suspension Notice, the
Purchaser will refrain from selling any Underlying Shares pursuant to the Registration Statement (a "Suspension") until the
Purchaser's receipt of copies of a supplemented or amended
Prospectus prepared and filed by the Company, or until it is advised in writing by the Company that the current Prospectus may be used, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such Prospectus.  In the event of any Suspension, the
Company will use its reasonable best efforts to cause the use of the Prospectus so suspended to be resumed as expeditiously as practicable after the delivery of a Suspension Notice to the
Purchaser. In addition to, and without limiting any other remedies (including, without limitation, at law or at equity) available to Purchaser, the Purchaser shall be entitled to specific performance in the event that the Company fails to comply with the provisions of this Section 5(b)(3).
            (4)	Notwithstanding the foregoing paragraphs of
this Section 5(b), the Purchaser shall not be prohibited from selling Underlying Shares under the Registration Statement as a result of Suspensions on more than two occasions of not more than thirty
(30) days in any twelve (12) month period, and shall not be
prohibited from selling Underlying Shares under the Registration
Statement as a result of a Suspension for at least thirty (30) days after any Mandatory Conversion Date (as defined in the Note), except that, following the second anniversary of the Closing Date, if in the good faith judgment of the Company's Board of Directors, upon advice of counsel, the sale of Underlying Shares under the Registration Statement in reliance on this Section 5(b)(4) would be reasonably likely to cause a violation of the Securities Act or the Exchange Act and result in liability to the Company, the Company shall not be subject to the restrictions in this Section 5(b)(4), but shall, in any event, otherwise comply with all other provisions of this Section 5(b), and use all reasonable efforts to promptly restore Purchaser's ability to sell Underlying Shares under the Registration Statement.
            (5)	Provided that a Suspension is not then in effect,
the Purchaser may sell Underlying Shares under the Registration
Statement, provided that it arranges for delivery of a current
Prospectus to the transferee of such Underlying Shares.
      (c)	Indemnification.  For the purpose of this Section 5(c):
      (i)  the term "Selling Stockholder" shall include the
Purchaser and any officer, director, trustee or affiliate of such
Purchaser; and
      (ii)  the term "Registration Statement" shall include any
final Prospectus, exhibit, supplement or amendment included in or relating to the Registration Statement referred to in Section 5(a).
            (1)	The Company agrees to indemnify and hold
harmless each Selling Stockholder from and against any losses, claims, damages or liabilities to which such Selling Stockholder may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon any untrue statement, or alleged untrue statement, or any omission or alleged omission to state a material fact required to be stated in a Registration Statement, or necessary to make the statements therein, in light of the circumstances under which they were made not misleading, at the time of effectiveness of the Registration Statement, and the Company will reimburse such Selling
Stockholder for any reasonable legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim, provided, however, that the
Company shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon,
(x) an untrue statement made or alleged untrue statement or
omission or alleged omission in such Registration Statement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Selling Stockholder
specifically for use in preparation of the Registration Statement,
(y) the failure of such Selling Stockholder to comply with its covenants and agreements contained in Section 5(b) hereof
respecting sale of the Underlying Shares, or (z) any statement or omission in any Prospectus that is corrected in any subsequent
Prospectus that was delivered to the Purchaser prior to the
pertinent sale or sales by the Purchaser.
            (2)	The Purchaser agrees to indemnify and hold
harmless the Company (and each person, if any, who controls the
Company within the meaning of Section 15 of the Securities Act, each officer of the Company who signs the Registration Statement and each director of the Company) from and against any losses, claims, damages or liabilities to which the Company (or any such officer, director or controlling person) may become subject (under the Securities Act or otherwise), insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon , (i) any failure by such Purchaser to comply with the covenants and agreements contained in Section
4(b) hereof respecting sale of the Underlying Shares, or (ii) any untrue statement, or alleged untrue statement, or any omission or alleged omission to state a material fact contained required to be stated in a Registration Statement, or necessary to make the statements therein, in light of the circumstances under which they were made not misleading, if such untrue statement or omission or alleged untrue statement or omission was made in reliance upon and in conformity with written information furnished by or on behalf of the Purchaser specifically for use in preparation of the Registration Statement, and the Purchaser will reimburse the
Company (or such officer, director or controlling person), as the case may be, for any reasonable legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; provided that the Purchaser's obligation to indemnify the Company shall be limited to the
amount received by the Purchaser from the sale of the Underlying
Shares.
            (3)	Promptly after receipt by any indemnified
person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 5(c), such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, but the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party under this Section 5(c) (except to the extent that such omission materially and adversely affects the indemnifying party's ability to defend such action) or from any liability otherwise than under this Section 5(c). Subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person, the indemnifying person shall be entitled to participate therein, and, to the extent that it shall elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, shall be entitled to assume the defense thereof, with counsel reasonably satisfactory to such indemnified person.  After notice from the indemnifying person to such indemnified person of its election to assume the defense thereof, such indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof, provided, however, that if there exists or shall exist a conflict of interest that would make it inappropriate, in the opinion of counsel to the indemnified person, for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel at the expense of such indemnifying person; provided, however, that no indemnifying person shall be responsible for the fees and expenses of more than one separate counsel (together with appropriate local counsel) for all indemnified parties. In no event shall any indemnifying person be liable in respect of any amounts paid in settlement of any action unless the indemnifying person shall have approved the terms of such settlement; provided that such consent shall not be unreasonably withheld.  No indemnifying person shall, without the prior written consent of the indemnified person, effect any settlement of any pending or threatened proceeding in respect of which any indemnified person is or could have been a party and indemnification could have been sought hereunder by such indemnified person, unless such settlement includes an
unconditional release of such indemnified person from all liability on claims that are the subject matter of such proceeding.
            (4)	If the indemnification provided for in this
Section 5(c) is unavailable to or insufficient to hold harmless an indemnified party under Section 5(c) (1) or 4(c)(2) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the
Company on the one hand and the Purchaser as well as any other
Selling Stockholders under such Registration Statement on the other in connection with the statements or omissions or other matters which resulted in such losses, claims, damages or liabilities
(or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, in the case of an untrue statement or omission, whether the untrue statement or omission relates to information supplied by the Company on the one hand or the
Purchaser or other Selling Stockholder on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission.  The
Company and the Purchaser agree that it would not be just and equitable if contribution pursuant to this Section 4(c)(4) were determined by pro rata allocation (even if the Purchaser and other
Selling Stockholders were treated as one entity for such purpose)
or by any other method of allocation which does not take into account the equitable considerations referred to above in this
Section 5(c)(4).  The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this Section 5(c)(4) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with
investigating or defending any such action or claim.
Notwithstanding the provisions of this Section 5(c)(4), the
Purchaser and the other Selling Stockholders shall not be required to contribute any amount in excess of the amount by which the amount received by the Purchaser and other Selling Stockholders from the sale of the Underlying Shares to which such loss relates exceeds the amount of any damages which Purchaser or such other
Selling Stockholder has otherwise been required to pay by reason of such untrue statement or omission.  No person guilty of
fraudulent misrepresentation (within the meaning of Section 11(f)
of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.
            (5)	The Purchaser hereby acknowledges that it is a
sophisticated business person who was represented by counsel during the negotiations regarding the provisions hereof including, without limitation, the provisions of this Section 5(c), and is fully informed regarding said provisions. Purchaser further acknowledges that the provisions of this Section 5(c) fairly allocate the risks in light of the ability of the Purchaser to investigate the Company and its business in order to assure that adequate disclosure is made in the Registration Statement as required by the
Act and the Exchange Act.
      (d)	Termination of Conditions and Obligations.  The
conditions precedent imposed by this Section 5 upon the
transferability of the Underlying Shares shall cease and terminate as to any particular number of the Underlying Shares when such
Underlying Shares shall have been effectively registered under the Securities Act and sold or otherwise disposed of in accordance with the intended method of disposition set forth in the
Registration Statement covering such Underlying Shares or at such time as an opinion of counsel satisfactory to the Company shall have been rendered to the effect that such conditions are not necessary in order to comply with the Securities Act.
      (e)	Information Available.  So long as the Registration
Statement is effective covering the resale of Underlying Shares owned by the Purchaser, the Company will furnish to or otherwise make available to the Purchaser upon the Purchaser's request:
            (1)	as soon as practicable after it is available, one
copy of (i) its Annual Report to Stockholders (which Annual
Report shall contain financial statements audited in accordance with generally accepted accounting principles by a national firm of certified public accountants), (ii) its Annual Report on Form 10-K and (iii) its Quarterly Reports on Form 10-Q (the foregoing, in each case, excluding exhibits);
            (2)	all exhibits excluded by the parenthetical to
subparagraph (a) of this Section5(e) as filed with the SEC and all other information that is made available to shareholders;
            (3)	a full copy of the Registration Statement; and
            (4)	an adequate number of copies of the
prospectuses to supply to any other party requiring such
prospectuses; and upon the reasonable request of the Purchaser, the Company will meet with the Purchaser or a representative thereof at the Company's headquarters to discuss all information relevant for disclosure in the Registration Statement covering the Underlying Shares and will otherwise cooperate with the Purchaser for the purpose of reducing or eliminating such Purchaser's
exposure to liability under the Securities Act, including the reasonable production of information at the Company's
headquarters; provided, that the Company shall not be required to disclose any confidential information to or meet at its headquarters with Purchaser until and unless the Purchaser shall have entered into a confidentiality agreement in form and substance reasonably satisfactory to the Company with the Company with respect thereto.
      SECTION 6.  Conditions to the Company's Obligation
to Close.  The obligation of the Company to issue and sell the Note and the Warrant to the Purchaser at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing Purchaser with prior written notice thereof:
      (a)	Transaction Documents.  Purchaser shall have executed
each of the Transaction Documents to which it is a party and delivered the same to First American Title Insurance Company
("Title Company"), 1737 North First Street, Suite 100, San Jose
CA 95112 (other than this Agreement, which shall have been
delivered to the Company), and the Title Company shall have
issued or committed to issue to Purchaser Title Company's
lender's policy of title insurance (ALTA 1970 form) for
$12,000,000, insuring the first lien priority of the Deed of Trust, such policy of title insurance to be in conformity with the
Proforma Policy attached hereto as Exhibit E, provided that
Purchaser shall be the beneficiary.
      (b)	Payment of Purchase Price.  Purchaser shall have
delivered to the Company the purchase price for the Note and the
Warrant being purchased by such Purchaser at the Closing by the
Closing Date by wire transfer of immediately available funds pursuant to the wire instructions attached hereto as Schedule A.
      (c)	Representations and Warranties; Covenants.  The
representations and warranties of such Purchaser shall be true, correct and complete in all respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date
(which shall be true, correct and complete as of such date)), and such Purchaser shall have performed, satisfied and complied with in all material respects the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by such Purchaser at or prior to the Closing Date.
      SECTION 7.  Conditions to Purchaser's Obligation to
Purchase.  The obligation of Purchaser hereunder to purchase the
Note and the Warrant from the Company at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for
Purchaser's sole benefit and may be waived by Purchaser at any time in its sole discretion by providing the Company with prior written notice thereof:
      (a)	Transaction Documents.  The Company shall have (i)
executed each of the Transaction Documents and delivered the same to the Title Company (other than this Agreement, which shall have been delivered to the Purchaser), and (ii) executed and delivered the Deed of Trust, in the form attached hereto as Exhibit
D (the "Deed of Trust"), to the Title Company, for recordation in the Office of the Recorder of Santa Clara County, and the Title
Company shall have issued or committed to issue to Purchaser
Title Company's lender's policy of title insurance (ALTA 1970 form) for $12,000,000, insuring the first lien priority of the Deed of Trust, such policy of title insurance to be in conformity with the Proforma Policy attached hereto as Exhibit E, provided that
Purchaser shall be the beneficiary.
      (b)	No Delisting of Common Stock.  The Common Stock
(i) shall be designated for quotation or listed on the Nasdaq
National Market (the "Principal Market") and (ii) shall not have been suspended by the Commission or the Principal Market from trading on the Principal Market nor shall suspension by the
Commission or the Principal Market have been threatened either
(A) in writing by the Commission or the Principal Market or
(B) by the Company falling below the minimum listing
maintenance requirements of the Principal Market; and the
Conversion Shares issuable upon conversion of the Note (without regard to any limitations on conversions) and the Warrant Shares issuable upon exercise of the Warrant (without regard to any limitations on exercises) shall be designated for quotation or listed upon the Principal Market.
      (c)	Representations and Warranties; Covenants.  The
representations and warranties of the Company shall be true, correct and complete in all respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date
(which shall be true, correct and complete as of such date)) and the Company shall have performed, satisfied and complied with in all respects the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date. Such
Purchaser shall have received a certificate, executed by the principal financial officer of the Company, dated as of the Closing
Date, to the foregoing effect.
      (d)	Reservation of Common Stock.  As of the Closing
Date, the Company shall have reserved out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Note and the exercise of the Warrant, 2,500,000 shares of its Common Stock.
      (e)	Good Standing Certificates.  The Company shall have
delivered to Purchaser a certificate evidencing the incorporation and good standing of the Company in Massachusetts issued by the
Secretary of the Commonwealth of Massachusetts as of a date
within ten days of the Closing Date and a certified copy of the
Company's articles of organization, certified by the Secretary of the Commonwealth of Massachusetts, as of a date within ten days of the Closing Date.
      (f)	Certificate of the Clerk.  The Company shall have
delivered to such Purchaser a clerk's certificate, in the form attached hereto as Exhibit F and dated as of the Closing Date, certifying as to adoption without subsequent modification or amendment of the form of resolutions of the Board of Directors of the Company consistent with Section 3(b) of this Agreement and certifying as to the Company's articles of organization and by-
laws, each as in effect at the Closing.
      (g)	Filings; Authorizations.  The Company shall have made
all filings under all applicable federal and state securities laws necessary to consummate the issuance of the Securities pursuant to this Agreement in compliance with such laws, except for any
filings that may be made after the Closing.
      (h)	No Injunctions.  No temporary restraining order,
preliminary or permanent injunction or other order or decree, and no other legal restraint or prohibition shall exist which prevents or arguably prevents the consummation of the transactions contemplated by the Transaction Documents, nor shall any
proceeding have been commenced or threatened with respect to the foregoing.
      (i)	No Material Adverse Effect.  Between the time of
execution of this Agreement and the Closing Date, no Material
Adverse Effect shall occur or become known (whether or not
arising in the ordinary course of business).
      (j)	Canadian Securities Clearance.  The Company shall
have received an order, in a form reasonably acceptable to the
Purchaser, from the Quebec Securities Commission granting relief from the registration and prospectus requirements under the
securities laws of the Province of Quebec in connection with the issuance by the Company of the Note and Warrant to the
Purchaser, which order shall not impose any restrictions or
conditions on (i) the conversion of the Note or the exercise of the Warrant, or (ii) the sale of any or all of the shares of Common
Stock underlying the Note or the Warrant provided that such sale is through an exchange or market outside of the Province of Quebec.
      SECTION 8.  Miscellaneous.
      (a)	Governing Law; Jurisdiction; Waiver of Jury Trial.
This Agreement shall be deemed to be a contract made under the laws of the State of California, and for all purposes shall be, governed by, and considered in accordance with, the law of the
State of California. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in Santa Clara County, California, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this
Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY
IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND
AGREES NOT TO REQUEST, A JURY TRIAL FOR THE
ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN
CONNECTION HEREWITH OR ARISING OUT OF THIS
AGREEMENT OR ANY TRANSACTION CONTEMPLATED
HEREBY.
      (b)	Counterparts.  This Agreement may be executed in
identical counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same
agreement.  This Agreement, once executed by a party, may be delivered to the other parties hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.
      (c)	Headings.  The headings of this Agreement are for
convenience of reference only and shall not limit or otherwise affect the meaning hereof.
      (d)	Entire Agreement.  This Agreement, the Note and the
Warrant and the documents referenced herein and therein
constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein.  This Agreement, the
Note and the Warrant supersede all prior agreements and
understandings among the parties hereto with respect to the subject matter hereof and thereof.
      (e)	Amendments.  This Agreement may not be modified or
amended except pursuant to an instrument in writing signed by the
Company and Purchaser.
      (f)	Waivers.  No provision of this Agreement may be
amended or waived other than by an instrument in writing signed by the Company and the Purchaser.  No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.
      (g)	Expenses.  The Company and Purchaser shall bear their
own legal and other expenses with respect to this Agreement and the transactions contemplated hereby.
      (h)	Notices.  Any notices, consents, waivers or other
communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally;
(ii) upon receipt, when sent by facsimile, provided that such notice is also delivered via regular mail; or (iii) 1 Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:
If to the Company:
Sipex Corporation
22 Linnell Circle
Billerica, MA 01821
Telephone:  (978) 667-8700
Facsimile:  (978) 670-9001
Attention:  Frank R. DiPietro, CFO
with a copy to:
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304
Telephone:  (650) 493-9300
Facsimile:  (650) 493-6811
Attention:  Robert G. Day
      If to Purchaser, to its address and facsimile number set
forth on the signature page hereto executed by it, with copies to such Purchaser's representatives as set forth thereon, or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party 5 days prior to the effectiveness of such change.  Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication,
(B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission, or
(C) provided by a courier or overnight courier service shall be rebuttal evidence of personal service, receipt by facsimile, receipt from a nationally recognized overnight delivery service in
accordance with clause (i), (ii) or (iii) above, respectively.
      (i)	Further Assurances.  Each party shall do and perform,
or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements,
certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the
transactions contemplated hereby.
      (j)	Third-Party Beneficiaries.  This Agreement is intended
for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.
      (k)	Severability.  If any provision of this Agreement shall
be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.
      (l)	Successors and Assigns.  This Agreement shall be
binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.  The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser.  Purchaser may assign its rights under this Agreement to any person or persons to whom the Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions hereof that apply to the
Purchaser.
      (m)	Survival.  Unless this Agreement is terminated under
Section 8(o) of this Agreement, the representations and warranties of the Company and the Purchaser contained in Sections 2 and 3 of this Agreement and the agreements and covenants set forth in
Sections 3 and 4 of this Agreement shall survive until such time as no Securities remain outstanding.  Purchaser shall be responsible only for its own representations, warranties, agreements and covenants hereunder.
      (n)	Publicity.  On or before the third business day
following the Closing Date, the Company shall file a Form 8-K describing the terms of the transactions contemplated by the
Transaction Documents in the form required by the 1934 Act, and attaching the material Transaction Documents (including, without limitation, this Agreement, the form of Note, and the form of
Warrant as exhibits to such filing (including all attachments, the
"8-K Filing"). Subject to the foregoing, neither the Company nor Purchaser shall issue any press releases or any other public statements with respect to the transactions contemplated hereby;
provided, however, that the Company shall be entitled, without the prior approval of Purchaser (although the Purchaser shall be consulted by the Company in connection with any such press
release prior to its release and shall be given the opportunity to review its contents), to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 8-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations.  The
Company shall have the right to approve before issuance any press releases or any other public statements with respect to the
transactions contemplated by the Transaction Documents.
      (o)	Termination.  In the event that the Closing shall not
have occurred with respect to the Purchaser on or before 30
Business Days from the date hereof due to the Company's or such Purchaser's failure to satisfy the conditions set forth in Sections 6 and 7 of this Agreement (and the nonbreaching party's failure to waive such unsatisfied conditions), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any non-breaching party to any other party, and the
Company shall return any and all funds paid hereunder to the
Purchaser no later than the close of business on the Business Day following such termination; provided, however, that if this
Agreement is terminated pursuant to this Section 8(o).
      (p)	Remedies.  Purchaser and each holder of the Securities
shall have all rights and remedies set forth in the Transaction
Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any person having any rights under any provision of this Agreement shall be entitled to enforce such rights to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under this Agreement, any remedy at law may prove to be inadequate relief to the Purchaser. The Company therefore agrees that the Purchaser shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.


      IN WITNESS WHEREOF, the parties have caused this
Securities Purchase Agreement to be duly executed as of the date first written above.
"COMPANY"
SIPEX
CORPORATI
ON
By:
Frank R.
DiPietro,
Chief
Financial
Officer,
Treasurer
and Clerk
[Signature of the Purchaser on Following Page]


"PURCHASE
R"

S&F
FINANCIAL
HOLDINGS
INC.


By:
	(signature
of authorized
representative)
Name:
Its:
Address:
Telephone:
Fax:
Tax I.D. or
SSN:


EXHIBIT A
FORM OF NOTE



EXHIBIT B
FORM OF WARRANT



EXHIBIT C
FORM OF PURCHASER QUESTIONNAIRE



EXHIBIT D
DEED OF TRUST



EXHIBIT E
PROFORMA POLICY


EXHIBIT F
CERTIFICATE OF THE CLERK



SCHEDULE A
WIRE INSTRUCTIONS

ACCOUNT NAME:	Deutsche Bank
Securities
THE BANK:	Allfirst Bank
Baltimore MD
ACCOUNT NUMBER:		068-87-618
ABA/TRANSIT NUMBER:		062000113
FOR FURTHER CREDIT TO:	Sipex Corporation
Account# 210-71019-
13
TABLE OF CONTENTS
(Continued)
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				EXHIBIT C


THE SECURITIES REPRESENTED HEREBY
HAVE NOT BEEN REGISTERED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED, OR
APPLICABLE STATE SECURITIES LAWS.  THE
SECURITIES MAY NOT BE OFFERED FOR
SALE, SOLD, TRANSFERRED, ASSIGNED,
PLEDGED OR HYPOTHECATED IN THE
ABSENCE OF AN EFFECTIVE REGISTRATION
STATEMENT FOR THE SECURITIES UNDER
THE SECURITIES ACT OF 1933, AS AMENDED,
OR APPLICABLE STATE SECURITIES LAWS
OR AN EXEMPTION THEREFROM.  THE
PRINCIPAL AMOUNT REPRESENTED HEREBY
AND THE SECURITIES ISSUABLE UPON
CONVERSION HEREOF MAY BE LESS THAN
THE AMOUNTS SET FORTH ON THE FACE
HEREOF PURSUANT TO SECTION 3(A)(4)
HEREOF.  A PROSPECTIVE ACQUIROR
HEREOF IS ADVISED TO CONTACT THE
ISSUER HEREOF AS TO THE ACTUAL
OUTSTANDING PRINCIPAL AMOUNT
HEREOF.

SIPEX CORPORATION
5.75% CONVERTIBLE SECURED NOTE DUE
2007
No. 2002-1	U.S. $12,000,000
      1.	Security.
      This Security is a duly authorized 5.75%
Convertible Secured Note due 2007 of Sipex
Corporation, a Massachusetts corporation (the
"Company").  Capitalized terms used and not otherwise
defined herein, shall have the respective meanings
given to those terms in Section 10 hereof.
      2.	Principal and Interest.
            (a)	The Company for value received,
hereby promises to pay to the order of S&F Financial
Holdings Inc., or its registered assigns, the principal
sum of U.S. $12,000,000 on September __, 2007 (the
"Final Maturity Date") and to pay interest thereon at the rate equal to 5.75% per annum (the "Interest Rate")
from September __, 2002 (the "Issuance Date"), until repayment in full at the Final Maturity Date, conversion or repurchase. Interest is payable in cash in accordance with Section 2(b) hereof. Except as specifically set forth in this Security, the Company does not have any
right, option, or obligation to pay any portion of the principal at any time prior to the Final Maturity Date.
            (b)	Interest on this Security shall be
computed on the basis of a 365-day year and actual
days elapsed and shall be payable quarterly in arrears
on March 31, June 30, September 30 and December 31
of each year (each an "Interest Payment Date"),
commencing December 31, 2002, with interest payable
in U.S. dollars to the Holder in whose name this
Security (or one or more predecessor Securities) was registered at the close of business on the Business Day immediately preceding such Interest Payment Date
(each a "Regular Record Date").
            (c)	The Holder of this Security as of the
close of business on a Regular Record Date shall be
entitled to receive and shall receive, as the registered Holder as of such Regular Record Date, interest on this Security on the corresponding Interest Payment Date.
Payment of the principal of (and premium, if any, on)
this Security shall be made upon the surrender of this Security to the Company, at the office designated by the Company for delivery of notices pursuant to
Section 11(a) hereof (the "Designated Office"), in such
coin or currency of the United States of America as at
the time of payment shall be legal tender for the
payment of public and private debts.
            (d)	Payment of principal (and premium,
if any), interest and all other amounts payable with
respect to this Security shall be made by wire transfer
of immediately available funds to the Holder entitled
thereto in accordance with the wire transfer instructions provided by the Holder to the Company at least three
Business Days prior to the Interest Payment Date or, if
no such instructions have been so provided, by U.S.
dollar check mailed to the address of the Holder entitled thereto as such address shall appear in the Note
Register.
      3.	Conversion.
      This Note shall be convertible into shares of the Common Stock on the terms and conditions set forth in this Section 3.
            (a)	(1)	Subject to the provisions of
Section 4(a)(1), the Holder of this Security may convert
the principal amount of this Security (or any portion
hereof equal to $1,125,000 or any integral multiple of $1,125,000 in excess thereof (or such lesser remaining amount after all possible conversions in denominations
of $1,125,000)) into Common Stock at any time
following the date that is one year after the Issuance
Date, but prior to the close of business on the Final Maturity Date, at the Conversion Price then in effect.
The Company may convert the principal amount of this
Security by a Mandatory Conversion pursuant to the
provisions of Section 5.  Upon conversion of this
Security, the Holder of this Security shall also be
entitled, on the Share Delivery Date (as defined below),
to receive with respect to this Security (or such portion hereof so converted) accrued and unpaid interest to, but excluding the Conversion Date or Mandatory
Conversion Date; provided, however, that if the
Conversion Date or Mandatory Conversion Date is an
Interest Payment Date, installments of interest on this Security shall be payable to the Holder of this Security.
      The number of shares of Common Stock
issuable upon conversion of this Security shall be
determined by dividing the principal amount of this
Security or portion hereof surrendered for conversion
by the Conversion Price in effect on the Conversion
Date or Mandatory Conversion Date.  The initial
conversion price is $7.50 per share and is subject to adjustment as provided in this Section 3 (as such price may be adjusted, the "Conversion Price").  To convert
this Security on any date (a "Conversion Date"), the
Holder hereof shall: (x) send by facsimile (or otherwise deliver) prior to 5:00 p.m., San Francisco time, on such date a copy of the fully executed conversion notice in
the form attached as Exhibit A hereto (the "Conversion Notice") to the Company, (y) if required by
Section 3(a)(4), surrender this Security to a common
carrier for delivery to the Company as soon as
practicable on or following such date (or an
indemnification undertaking with respect to this
Security in the case of its loss, theft or destruction) and
(z) pay any transfer taxes or other applicable taxes or duties, if any, required in connection with the issuance of shares of Common Stock in the name of someone
other than the Holder.  Upon receipt by the Company of
a facsimile copy of a Conversion Notice from the
Holder, the Company shall as soon as practicable, but
in any event on or before the second Business Day
following the date of receipt of the Conversion Notice,
send, via facsimile, a confirmation to the Holder and
the transfer agent for the Common Stock stating that the Conversion Notice has been received, the date upon which the Company expects to deliver the Common
Stock issuable upon such conversion and the name and telephone number of a contact person at the Company regarding the conversion.  The Company shall not be
obligated to issue shares of Common Stock upon a
conversion unless the Holder complies with the
foregoing requirements set forth in this paragraph.
      On or prior to the third Business Day after any Conversion Date or Mandatory Conversion Date (the
"Share Delivery Date"), the Company shall issue and
deliver to the Holder or its nominee (x) that number of shares of Common Stock issuable upon conversion of the portion of this Security being converted, (y) if
required pursuant to Section 3(a)(4), a new Security in
the form hereof representing the balance of the
principal amount hereof not being converted, if any,
and (z) if applicable, cash in lieu of any fractional
shares pursuant to Section 3(a)(5). If the Company's transfer agent is participating in DTC's Fast Automated Securities Transfer program, and so long as the certificate for the Common Stock to be issued upon
conversion of this Security is not required to bear a
legend and the Holder is not then required to return
such certificate for the placement of a legend thereon
and the Holder has provided the Company with the
information required by DTC relating to the DTC
account of the Holder or such Holder's nominee, the
Company shall cause its transfer agent to electronically transmit the Common Stock issuable upon conversion to the Holder by crediting the account of the Holder or
its nominee with DTC through its Deposit Withdrawal
Agent Commission system.  If the aforementioned
conditions for a DTC Transfer are not satisfied, the
Company shall deliver to the Holder physical
certificates representing the Common Stock issuable
upon conversion. Further, even if the aforementioned conditions to a DTC Transfer are satisfied, the Holder may instruct the Company in writing to deliver to the
Holder physical certificates representing the Common
Stock issuable upon conversion in lieu of delivering
such shares by way of DTC Transfer.
                  (2)	The Holder, as such, is
not entitled to any rights of a holder of Common Stock
until the Holder has converted this Security into
Common Stock, and only to the extent this Security is
deemed to have been converted into Common Stock
pursuant to this Section 3.
                  (3)	This Security shall be
deemed to have been converted immediately prior to
the close of business on the Conversion Date or
Mandatory Conversion Date, and at such time the rights
of the Holder of this Security as the Holder hereof shall cease with respect to the portion of this Security converted on such Conversion Date or Mandatory
Conversion Date, and the Person or Persons entitled to receive the shares of Common Stock issuable upon conversion shall be deemed to be a stockholder of
record on the Conversion Date or Mandatory
Conversion Date; provided, however, that no surrender
of this Security on any date that is not a Business Day
shall be effective to constitute the person or persons entitled to receive the shares of Common Stock upon such conversion as the record holder or holders of such shares of Common Stock on such date, but such surrender shall be effective to constitute the person or persons entitled to receive such shares of Common
Stock as the record holder or holders thereof for all purposes at the opening of business on the next succeeding Business Day.
                  (4)	Notwithstanding anything
to the contrary set forth herein, upon conversion of any portion of this Security in accordance with the terms hereof, the Holder shall not be required to physically surrender this Security to the Company unless (A) the entire outstanding principal amount of this Security is
being converted or (B) the Holder has provided the
Company with prior written notice (which notice may
be included in a Conversion Notice) requesting physical surrender and reissue of this Security. The Company shall maintain records showing the principal and
interest converted and the dates of such conversions or
shall use such other method, reasonably satisfactory to
the Holder, so as not to require physical surrender of
this Security upon conversion. If this Security is physically surrendered for conversion as required by this Section 3(a)(4) and the outstanding principal
amount of this Security is greater than the principal
amount of the portion of this Security being converted,
then the Company shall as soon as practicable and in no
event later than three Business Days after receipt of this Security and at its own expense, issue and deliver to the Holder a new Security (in accordance with
Section 11(a)) representing the outstanding principal
amount not converted.
                  (5)	The Company will not
issue fractional shares of Common Stock upon
conversion of this Security.  In lieu thereof, the
Company will pay an amount in cash for the current
market value of the fractional shares.  The current
market value of a fractional share shall be determined (calculated to the nearest 1/1000th of a share) by multiplying the Closing Price of the Common Stock on the Trading Day immediately prior to the Conversion
Date or Mandatory Conversion Date by such fractional
share and rounding the product to the nearest whole
cent.
                  (6)	The Company shall, if the
Holder so elects, deliver the Common Stock issuable
upon conversion of this Security to any third party designated by the Holder, subject to compliance with
Sections 3(e) and 11(b) hereof.
            (b)	The Conversion Price will be subject
to adjustments from time to time as follows:
                  (1)	In case the Company
shall hereafter pay a dividend or make a distribution to
all holders of the outstanding Common Stock in shares
of Common Stock, the Conversion Price in effect on the
day following the Record Date shall be reduced by
multiplying such Conversion Price by a fraction:
                        (A)	the numerator of
which shall be the number of shares of Common Stock outstanding at the close of business on the Record Date fixed for the determination of the holders entitled to
such dividend or distribution; and
                        (B)	the denominator of
which shall be the sum of such number of shares
referred to in (A) above and the total number of shares constituting such dividend or other distribution.
      Such reduction in the Conversion Price shall
become effective immediately after the opening of
business on the day following the Record Date.
                  (2)	In case the outstanding
shares of Common Stock shall be subdivided into a
greater number of shares of Common Stock, the
Conversion Price in effect on the day following the day
upon which such subdivision becomes effective shall be proportionately reduced, and conversely, in case the outstanding shares of Common Stock shall be combined into a smaller number of shares of Common
Stock, the Conversion Price in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately increased, such reduction or increase, as applicable, to become effective immediately after the opening of business on the day following the day upon which such subdivision or combination becomes effective.
                  (3)	The Company may make
such reductions in the Conversion Price, in addition to
those required by Sections 3(b)(1) or (2) as the Board of Directors considers to be advisable to avoid or diminish any income tax to holders of Common Stock or rights
to purchase Common Stock resulting from any dividend
or distribution of stock (or rights to acquire stock) or
from any event treated as such for income tax purposes
or otherwise.
                  (4)	To the extent permitted
by applicable law, the Company from time to time may
reduce the Conversion Price by any amount for any
period of time if the period is at least 20 days and the reduction is irrevocable during the period and the Board of Directors determines in good faith that such
reduction would be in the best interests of the Holder,
which determination shall be conclusive and set forth in
a Board Resolution. Whenever the Conversion Price is
reduced pursuant to the preceding sentence, the
Company shall mail to the Holder of this Security, at
the Holder's address as it appears in the Note Register,
a notice of the reduction at least 15 days prior to the
date the reduced Conversion Price takes effect, and
such notice shall state the reduced Conversion Price and
the period during which it will be in effect. In the event that the Company elects to temporarily reduce the
Conversion Price pursuant to this Section 3(b)(4), the Conversion Price shall be adjusted upon the expiration of such temporary reduction to the Conversion Price
that otherwise would then be in effect if such temporary reduction had not occurred, and the Conversion Price shall at no time be greater than the Conversion Price
that otherwise would be in effect if such temporary
reduction had not occurred.
                  (5)	No adjustment in the
Conversion Price shall be required unless such
adjustment would require an increase or decrease of at
least 1% in such price; provided, however, that any adjustments which by reason of this Section 3(b)(5) are not required to be made shall be carried forward and
taken into account in any subsequent adjustment. All calculations under this Section 3 shall be made by the Company in good faith and shall be made to the nearest cent or to the nearest one hundredth of a share, as applicable. No adjustment need be made for a change in the par value or no par value of the Common Stock.
                  (6)	Whenever the Conversion
Price is adjusted as provided in Section 3(b), the
Company shall compute the adjusted Conversion Price
in accordance with Section 3(b) and shall prepare a certificate signed by an executive officer of the
Company setting forth the adjusted Conversion Price
and showing in reasonable detail the facts upon which
such adjustment is based, and shall mail such certificate
to the Holder of this Security at its last address in the Note Register within 5 Business Days of the effective date of such adjustment.  Neither the failure to deliver
such notice nor the existence of any defect therein shall affect the legality or validity of any such adjustment.
                  (7)	For purposes hereof,
"Record Date" shall mean, with respect to any
dividend, distribution or other transaction or event in
which the holders of Common Stock have the right to
receive any cash, securities or other property or in
which the Common Stock (or other applicable security)
is exchanged for or converted into any combination of
cash, securities or other property, the date fixed for determination of stockholders entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).
            (c)	In case at any time after the date
hereof:
                  (1)	the Company shall
declare a dividend (or any other distribution) on its
Common Stock that would result in an adjustment to
the Conversion Price pursuant to this Section 3;
                  (2)	the Company shall
authorize the granting to the holders of its Common
Stock of rights or warrants to subscribe for or purchase
any shares of Capital Stock of any class (or of securities convertible into shares of Capital Stock of any class) or of any other rights;
                  (3)	there shall occur any
reclassification of the Common Stock of the Company
(other than a subdivision or combination of its
outstanding Common Stock, a change in par value, a
change from par value to no par value or a change from
no par value to par value), or any merger, consolidation, statutory share exchange or combination to which the
Company is a party and for which approval of any
stockholders of the Company is required, or the sale, transfer or conveyance of all or substantially all of the assets of the Company; or
                  (4)	there shall occur the
voluntary or involuntary dissolution, liquidation or
winding up of the Company;
the Company shall cause to be provided to the Holder
of this Security in accordance with Section 11(a), at
least 20 days (or 10 days in any case specified in
clause (1) or (2) above) prior to the applicable record or effective date hereinafter specified, a written notice
(which notice shall not include any material non-public
information) stating:
                        (A)	the date on which a
record is to be taken for the purpose of such dividend, distribution, grant of rights or warrants, or, if a record is not to be taken, the date as of which the holders of shares of Common Stock of record to be entitled to
such dividend, distribution, rights or warrants are to be
determined; or
                        (B)	the date on which
such reclassification, merger, consolidation, statutory
share exchange, combination, sale, transfer,
conveyance, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of shares of Common Stock
of record shall be entitled to exchange their shares of Common Stock for securities, cash or other property deliverable upon such reclassification, merger, consolidation, statutory share exchange, sale, transfer, dissolution, liquidation or winding up.
      Neither the failure to give such notice nor any
defect therein shall affect the legality or validity of the proceedings or actions described in clauses (1) through
(4) of this Section 3(c).
            (d)	The Company shall at all times
reserve and keep available, free from preemptive rights,
out of its authorized but unissued shares of Common
Stock, for the purpose of effecting the conversion of
this Security, the full number of shares of Common
Stock then issuable upon the conversion of this
Security.  The Company covenants that all shares of
Common Stock that may be issued upon conversion of
this Security will upon issue be validly issued, fully
paid and nonassessable.
            (e)	Except as provided in the next
sentence, the Company will pay any and all taxes (other
than taxes on income) and duties that may be payable in respect of the issue or delivery of Common Stock upon conversion of this Security. The Company shall not, however, be required to pay any tax or duty that may be payable in respect of any transfer involved in the issue and delivery of Common Stock in a name other than
that of the Holder of this Security, and no such issue or delivery shall be made unless and until the Person requesting such issue has paid to the Company the
amount of any such tax or duty, or has established to
the reasonable satisfaction of the Company that such
tax or duty has been paid.
            (f)	If any of following events occur:
                  (1)	any reclassification or
change of the outstanding shares of Common Stock
(other than a change in par value, or from par value to
no par value, or from no par value to par value, or as a result of a subdivision or combination), as a result of which holders of Common Stock shall be entitled to
receive Capital Stock, securities or other property or
assets (including cash) with respect to or in exchange
for such Common Stock;
                  (2)	any merger,
consolidation, statutory share exchange or combination
of the Company with another Person as a result of
which holders of Common Stock shall be entitled to
receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock; or
                  (3)	any sale or conveyance of
the properties and assets of the Company as, or
substantially as, an entirety to any other Person as a
result of which holders of Common Stock shall be
entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock,
then the Company or the successor or purchasing entity,
as applicable, shall execute with the Holder of this
Security a supplemental agreement providing that this Security shall be convertible into the kind and amount of shares of capital stock and other securities or
property or assets (including cash) that such Holder
would have been entitled to receive upon such reclassification, change, merger, consolidation, statutory share exchange, combination, sale or
conveyance had this Security been converted into
Common Stock immediately prior to such
reclassification, change, merger, consolidation,
statutory share exchange, combination, sale or
conveyance assuming the Holder, as a holder of
Common Stock, did not exercise its rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon such reclassification, change, merger, consolidation, statutory share exchange, combination, sale or conveyance (provided that, if the
kind or amount of securities, cash or other property receivable upon such reclassification, change, merger, consolidation, statutory share exchange, combination, sale or conveyance is not the same for each of the
shares of Common Stock in respect of which such
rights of election shall not have been exercised ("Non-Electing Share"), then for the purposes of this
Section 3(f) the kind and amount of securities, cash or
other property receivable upon such reclassification,
change, merger, consolidation, statutory share
exchange, combination, sale or conveyance for each Non-Electing Share shall be deemed to be the kind and amount so receivable per share by a plurality of the Non-Electing Shares). Such supplemental agreement shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 3.  If, in the case of any
such reclassification, change, merger, consolidation, statutory share exchange, combination, sale or conveyance, the stock or other securities and assets receivable thereupon by a holder of Common Stock includes shares of stock or other securities and assets of
a person other than the successor, purchasing or
transferee entity, as applicable, in such reclassification, change, merger, consolidation, statutory share exchange, combination, sale or conveyance, then such supplemental agreement shall also be executed by such other person and shall contain such additional
provisions to protect the interests of the Holder as the Board of Directors shall reasonably consider necessary by reason of the foregoing.
      The above provisions of this Section 3(f) shall
apply to successive or a series of related
reclassifications, changes, mergers, consolidations, statutory share exchanges, combinations, sales and conveyances. If this Section 3(f) applies to any event or occurrence, then the other provisions of
Section 3(b) shall not apply to the issuance of securities pursuant to such event or occurrence, provided that such other provisions shall continue to apply to all other
issuances.
            (g)	The Company (i) will effect all
registrations with, and obtain all approvals by, all governmental authorities that may be necessary under any United States federal or state law (including the Securities Act, the Exchange Act and state securities and Blue Sky laws) for the Common Stock issuable
upon conversion of this Security to be lawfully issued
and delivered as provided herein, and thereafter
publicly traded (if permissible under the Securities Act)
and qualified or listed as contemplated by clause (ii) (it being understood that the Company shall not be required to register the Common Stock issuable on
conversion hereof under the Securities Act except
pursuant to the registration rights contained in Section 4
of the Purchase Agreement); and (ii) will list the
Common Stock required to be issued and delivered
upon conversion of this Security, within 30 calendar
days after the first anniversary of the Issuance Date, on each national securities exchange on which outstanding
Common Stock is listed or quoted at such time of such delivery, or if the Common Stock is not then listed on any national securities exchange, to qualify the
Common Stock for quotation on the Nasdaq Stock
Market or such other inter-dealer quotation system, if
any, on which the Common Stock is then quoted.
      4.	Conversion or Redemption at the Option
of the Holder upon a Change of Control.
            (a)	Conversion and redemption rights.
                  (1)	Notwithstanding the one
year limitation from conversion period set forth in
Section 3(a)(1), in the event that a Change of Control
shall occur at any time within one year of the Issuance
Date, the Holder of this Security shall have the right, at the Holder's option, but subject to the provisions of Sections 4(b) and 4(c), to convert the principal amount of this Security (or any portion hereof equal to
$1,125,000 or any integral multiple of $1,125,000 in
excess thereof (or such lesser remaining amount after
all possible conversions in denominations of
$1,125,000)) into Common Stock at the Conversion
Price then in effect, on the terms and conditions of
Section 3.
                  (2)	In the event that a Change
of Control shall occur at any time that this Security is outstanding where (i) the consideration issued to holders of the Common Stock in such Change of
Control transaction is not either cash or publicly-traded securities or (ii) the Closing Price of the Common
Stock is less than the Conversion Price on any of the 10 Trading Days preceding the consummation of the
Change of Control, the Holder of this Security shall
have the right (such right, together with the conversion rights described above under Section 4(a)(1), the
"Change of Control Right"), at the Holder's option, but subject to the provisions of Sections 4(b) and 4(c), to elect to require that the Company redeem and repay the
entire outstanding principal amount of this Security, together with all accrued and unpaid interest thereon to, but excluding the day on which the Change of Control
is consummated.
            (b)	No sooner than 15 days nor later
than 10 days prior to the expected date of
consummation of a Change of Control, but in no event
prior to the public announcement of such Change of
Control, the Company shall deliver written notice
thereof via facsimile and overnight courier to the
Holder (a "Change of Control Notice").  The Change of
Control Notice shall include a form of Conversion
Notice and, if Section 4(a)(2) applies to such Change of Control, a Notice of Election to Require Redemption, to
be completed by the Holder and delivered to the
Company pursuant to this Section 4(c), and shall state
the following:
                  (1)	that it is a Change of
Control Notice pursuant to this Section 4;
                  (2)	the events causing the
Change of Control and the expected date of such
Change of Control; and
                  (3)	the procedures with
which such Holder must comply to exercise its right to
have this Security converted or repurchased pursuant to
Section 4(a), including the date by which the completed Conversion Notice or Notice of Election to Require
Redemption and this Security must be delivered to the
Company in order to have it converted or redeemed by
the Company pursuant to Section 4(a), the address for delivery, the Conversion Price then in effect and any adjustments thereto, the amount of accrued and unpaid interest thereon as of the date of the Change of Control Notice and as of the expected date of the date of consummation of such Change of Control, and that this Security as to which a Conversion Notice has been given may be converted.
      No failure by the Company to give the
foregoing Change of Control Notice shall limit the
Holder's right to exercise its rights pursuant to
Section 4(a).
            (c)	To exercise a Change of Control
Right pursuant to Section 4(a), a Holder must deliver to
the Company, at its Designated Office on or prior to the close of business on the Business Day prior to the date on which the Change of Control is consummated, the
following:
                  (1)	a completed Conversion
Notice, the form of which is contained in Exhibit A
hereto, or a completed Notice of Election to Require Redemption, the form of which is contained in Exhibit
B hereto; and
                  (2)	this Security, with, if the
Company so requires, due endorsement by, or a written instrument of transfer, in form satisfactory to the
Company duly executed by, the Holder or such
Holder's attorney duly authorized in writing.
      5.	Mandatory Conversion.
            (a)	The Company shall have the right
pursuant to this Section 5 to require the conversion of
this Security in installments of $3,000,000 (each, a "Mandatory Conversion"), which right shall be exercisable by delivery of a Mandatory Conversion
Notice in accordance with the procedures set forth in
Section 5(b), if at any time and from time to time the Closing Price of Common Stock is greater than one hundred fifty percent (150%) of the initial Conversion
Price (as adjusted pursuant to Section 3 only) for any
twenty (20) Trading Days during a period of thirty (30) consecutive Trading Days beginning on or after the one-year anniversary of the Issuance Date and ending
not more than ten (10) Trading Days prior to the date of delivery of the applicable Mandatory Conversion
Notice; provided, however, that the Company shall not
have any right to require a Mandatory Conversion
hereunder if the Registration Statement (as defined in
the Purchase Agreement) is, as of the Mandatory
Conversion Date (as defined below) (i) not effective,
current and available for offers and sales by the Holder thereunder, or (ii) subject to any Suspension (as defined in the Purchase Agreement).
            (b)	The Corporation shall effect each
Mandatory Conversion under Section 5(a) by delivering
an irrevocable written notice thereof, in the form
attached as Exhibit C (the "Mandatory Conversion
Notice"), on a Trading Day (the "Mandatory
Conversion Notice Date") that is no less than five (5) Trading Days or more than ten (10) Trading Days prior to the date on which such Mandatory Conversion is to
become effective (the "Mandatory Conversion Date")
to Holder.  The Mandatory Conversion Date shall be
specified in the Mandatory Conversion Notice. Stock certificates evidencing the Common Stock issued upon the Mandatory Conversion shall be delivered in
accordance with Section 3 to the Holder.  The Company
shall not deliver more than one (1) Mandatory
Conversion Notice in any 90-day period.
      6.	Covenants of the Company.
            (a)	The Company covenants and agrees
that it will duly and punctually pay or cause to be paid
the principal of, premium (if any), interest, on this Security, at the respective times and in the manner provided for herein.
            (b)	Unless otherwise permitted herein,
the Company will do or cause to be done all things
necessary to preserve and keep in full force and effect
its existence and the rights (charter and statutory) of the Company; provided, however, that the Company shall not be required to preserve any such right if (a) the
Company shall determine in good faith that the
preservation thereof is no longer desirable in the
conduct of the business of the Company and its
Subsidiaries as a whole and that the loss thereof is not disadvantageous in any material respect to the Holder or (b) the Company or such Significant Subsidiary shall
no longer continue to have such right as a result of a
good faith, arms-length transaction with a Person that is
not an Affiliate of the Company.
      7.	Events of Default.
            (a)	"Event of Default", wherever used
herein, means any one of the following events
(whatever the reason for such Event of Default and
whether it shall be voluntary or involuntary or be
effected by operation of law or pursuant to any
judgment, decree or order of any court or any order,
rule or regulation of any administrative or
governmental body):
                  (1)	the Company defaults in
the payment of the principal or premium, if any (a
"Defaulted Payment"), on this Security when the same
becomes due and payable at the Final Maturity Date, or
upon declaration, by the Company or otherwise;
                  (2)	the Company defaults in
the payment of an installment of interest or on this
Security when the same becomes due and payable and
such default continues for a period of 30 days;
                  (3)	(i) the failure of the
Registration Statement to be declared effective by the
SEC on or prior to the Effectiveness Target Date (as
defined in the Purchase Agreement), or (ii) while the Registration Statement is required to be maintained effective pursuant to the terms of the Purchase
Agreement, the effectiveness of the Registration
Statement lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to any holder of Conversion Shares for sale of all of such holder's Conversion Shares (as defined in the
Purchase Agreement) except, in either case, for any
such lapse or unavailability for not more than 5
consecutive Business Days no more than twice per year
(a "Lapse Period") or as otherwise permitted in
accordance with the terms of the Purchase Agreement; provided, however, that notwithstanding the foregoing, a Lapse Period shall be an Event of Default unless the Company shall have provided Purchaser with written notice immediately upon the commencement of such
Lapse Period.
                  (4)	the Common Stock is
suspended by the Commission or the Nasdaq National
Market from trading on the Nasdaq National Market, or suspension is threatened by the Commission or the
Nasdaq National Market either (A) in writing by the Commission or the Nasdaq National Market or (B) by
the Company falling below the minimum listing
maintenance requirements of the Nasdaq National
Market;
                  (5)	the Company fails, in any
material respect, to perform or observe any term,
covenant or agreement contained in this Security, the Purchase Agreement or the Deed of Trust and, in any
case, the default continues for a period of 30 days after written notice of such failure, requiring the Company to remedy the same, shall have been given to the
Company by the Holder or in the event of a material
breach of any representations or warranties of the
Company in this Security, the Purchase Agreement and
the Deed of Trust;
                  (6)	the Company or any
Subsidiary of the Company (A) fails to make any
payment at maturity, including any grace period, in
respect of any obligation for borrowed money
evidenced by an Instrument in an outstanding principal
amount in excess of $2,000,000 and such failure
continues without such Indebtedness having been
discharged within 30 days or (B) defaults with respect
to any Instrument, which default permits or results in
the acceleration of Indebtedness represented by such Instrument in an amount in excess of $2,000,000 without such acceleration having been cured, waived, rescinded or annulled within 30 days;
                  (7)	the entry by a court
having jurisdiction in the premises of (A) a decree or
order for relief in respect of the Company or any
Subsidiary of the Company in an involuntary case or proceeding under any applicable U.S. federal or state bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Company or
any Subsidiary of the Company bankrupt or insolvent,
or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any Subsidiary of
the Company, under any applicable U.S. federal or state
law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company  or any Subsidiary of the Company or
ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect
for a period of 90 consecutive days; or
                  (8)	the commencement by
the Company or any Subsidiary of the Company of a
voluntary case or proceeding under any applicable U.S. federal or state bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding
to be adjudicated a bankrupt or insolvent, or the consent
by the Company or any Subsidiary of the Company, to
the entry of a decree or order for relief in respect of the Company or any Subsidiary of the Company in an
involuntary case or proceeding under any applicable
U.S. federal or state bankruptcy, insolvency,
reorganization or other similar law or to the
commencement of any bankruptcy or insolvency case
or proceeding against the Company or any Subsidiary
of the Company, or the filing by the Company or any Subsidiary of the Company of a petition or answer or consent seeking reorganization or relief under any
applicable U.S. federal or state law, or the consent by
the Company or any Subsidiary of the Company to the
filing of such petition or to the appointment of or the taking of possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary of the Company, or
the making by the Company or any Subsidiary of the
Company of an assignment for the benefit of creditors,
or the admission by the Company or any Subsidiary of
the Company in writing of its inability to pay the
Company's or any Subsidiary of the Company's debts
generally as they become due, or the taking of corporate action by the Company or any Subsidiary of the
Company expressly in furtherance of any such action.
      A default under clause (5) or (6) above is not an
Event of Default until the Holder notifies the Company
of the default and, if applicable, the Company does not
cure such default (and such default is not waived)
within the time specified in clause (5) or (6) above after actual receipt of such notice. Any such notice must specify the default, if applicable demand that it be remedied, and state that such notice is a "Notice of Default".
            (b)	If an Event of Default (other than an
Event of Default specified in Sections  7(a)(7) or
7(a)(8) hereof with respect to the Company) occurs and
is continuing, the Holder, by written notice to the
Company, may declare due and payable the principal
and premium, if any, of this Security, plus any accrued
and unpaid interest to the date of payment. Upon a declaration of acceleration, such principal and premium, if any, and accrued and unpaid interest to the
date of payment shall be immediately due and payable.
      On the occurrence and during the continuance
of any Event of Default, in addition to and without limitation of the other rights of the Holder hereunder, interest shall immediately and automatically accrue on all unpaid amounts hereunder at an increased rate of
9.75% per annum from the date of the Event of Default
until such Event of Default is cured by the Company.
      If an Event of Default specified in
Section 7(a)(7) and 7(a)(8) occurs with respect to the Company, the principal and premium, if any, and accrued and unpaid interest on this Security shall
become and be immediately due and payable, without
any declaration or other act on the part of the Holder.
            (c)	If an Event of Default with respect to
this Security occurs and is continuing, the Holder may
pursue any available remedy by proceeding at law or in
equity (including a decree of specific performance
and/or other injunctive relief) to collect the Defaulted Payment or interest or any other amount due and payable on this Security or to enforce the performance
of any provision of this Security.
            (d)	Notwithstanding any other provision
in this Security, the Holder of this Security shall have
the right, which is absolute and unconditional, to
receive payment of the principal, premium, if any,
interest in respect of this Security, on or after the respective due dates, to convert this Security in accordance with Section 3 or to bring suit for the enforcement of any such payment on or after such respective dates or the right to convert, and such rights shall not be impaired or affected adversely without the consent of the Holder. Amounts set forth or provided for herein with respect to payments, conversion and the
like (and the computation thereof) shall be the amounts
to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance
thereof).
            (e)	If the Holder of this Security has
instituted any proceeding to enforce any right or
remedy under this Security and such proceeding has
been discontinued or abandoned for any reason, or has
been determined adversely to the Holder, then and in
every such case, subject to any determination in such proceeding, the Company and the Holder shall be restored severally and respectively to their former
positions hereunder and thereafter all rights and
remedies of the Holder shall continue as though no such proceeding had been instituted.
            (f)	Except as otherwise provided herein,
no right or remedy conferred in this Security upon the
Holder is intended to be exclusive of any other right or remedy available to the Holder under this Security, the Warrant, the Purchase Agreement, and the Deed of
Trust and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or
hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the
concurrent assertion or employment of any other
appropriate right or remedy.
            (g)	The Company covenants (to the
extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim to take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or
the performance of this Security; and the Company (to
the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Holder hereof, but will suffer and permit the execution of every such power as though no such law had been enacted.
      8.	Consolidation, Merger, Etc.
            (a)	The Company shall not consolidate
with or merge into any other Person or, directly or indirectly, convey, transfer, sell or lease its properties and assets as, or substantially as, an entirety to any
Person unless:
                  (1)	in the event that the
Company shall consolidate with or merge into another
Person or convey, transfer, sell or lease its properties
and assets substantially as an entirety to any Person, the Person formed by such consolidation or into which the
Company is merged or the Person which acquires by
conveyance, transfer or sale, or which leases, all or substantially all of the properties and assets of the
Company shall be a corporation, partnership, limited liability company or other business entity organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia, which shall, prior to or upon the consummation of such transaction, expressly assume, if other than the
Company, by an agreement supplemental hereto,
executed and delivered to the Holder of this Security in
form reasonably satisfactory to the Holder, the due and punctual payment of the principal of and any interest on this Security and the performance or observance of
every covenant of this Security on the part of the
Company to be performed or observed, including
without limitation the conversion rights provided
herein; and
                  (2)	immediately after giving
effect to such transaction, no Event of Default, and no
event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing.
            (b)	Upon any consolidation of the
Company with, or merger of the Company into, any
other Person or any conveyance, transfer, sale or lease
of all or substantially all of the properties and assets of the Company in accordance with Section 8(a), the successor Person formed by such consolidation or into
which the Company is merged or to which such
conveyance, transfer, sale or lease is made shall
succeed to, and be substituted for, and may exercise
every right and power of, the Company under this
Security with the same effect as if such successor
Person had been named as the Company herein, and
thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under this Security.
      9.	Security Interest.  The Company covenants
and agrees that this Security is secured by the Deed of
Trust.
      10.	Definitions.  Unless otherwise defined in
this Security, the following capitalized terms shall have
the following respective meanings when used herein:
      "Affiliate" of any specified Person means any
other Person directly or indirectly controlling or
controlled by or under direct or indirect common
control with such specified Person.  For the purposes of
this definition, "control", when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.
      "Board of Directors" means the board of
directors of the Company or any authorized committee
of the board of directors.
      "Business Day" means each Monday, Tuesday,
Wednesday, Thursday and Friday that is not a day on
which the banking institutions in the State of New York
are authorized or obligated by law or executive order to
close or be closed.
      "Capital Stock" of any Person means any and all
shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interest in (however designated) equity of such Person, but excluding any debt securities convertible into such
equity.
      A "Change of Control" shall be deemed to have
occurred if any of the following occurs after the date
hereof:
                  (1)	the consolidation, merger
or other business combination (including, without
limitation, a reorganization or recapitalization) of the Company with or into another Person (other than (A) a consolidation, merger or other business combination (including, without limitation, reorganization or recapitalization) in which holders of the Company's voting power immediately prior to the transaction
continue after the transaction to hold, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the
Company);
                  (2)	the sale or transfer of all
or substantially all of the Company's assets; or
                  (3)	the consummation of a
purchase, tender or exchange offer made to and
accepted by the holders of more than the 50% of the outstanding shares of Common Stock (other than a purchase or tender or exchange offer made by the
Company or any of its subsidiaries that does not result
in the transaction constituting a "Rule 13e-3
transaction" for purposes of Rule 13e-3 under the
Exchange Act).
      "Closing Date" means the date of the closing of
the purchase and sale of this Security and the Warrant pursuant to the Purchase Agreement.
      "Closing Price" means, as of any date, the last reported sales price per share of Common Stock on such date or, in case no such reported sale takes place
on such date, the average of the reported closing bid
and asked prices in either case on the Nasdaq National
Market (the "NNM") or, if the Common Stock is not
listed or admitted to trading on the NNM, on the
principal national securities exchange on which the
Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on the NNM or any national securities exchange, the last reported sales price of the Common Stock as quoted on
NASDAQ or, in case no reported sales take place, the
average of the closing bid and asked prices as quoted on NASDAQ or any comparable system or, if the
Common Stock is not quoted on NASDAQ or any
comparable system, the closing sales price or, in case
no reported sale takes place, the average of the closing
bid and asked prices, as furnished by any two members
of the National Association of Securities Dealers, Inc. selected from time to time by the Company for that purpose. If the Closing Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Price of such security on such date
shall be the fair market value as mutually determined
by the Company and the Holder, provided that any
dispute as to such Closing Price shall be determined by
the Company and the Holder in accordance with
Section 11(d).
      "Commission" means the United States
Securities and Exchange Commission, or any other
federal agency at the time administering the Securities
and Exchange Act of 1934, as amended, or the
Securities Act, whichever is the relevant statute for the
particular purpose.
      "Common Stock" means any stock of any class
of the Company which has no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or
winding up of the Company and which is not subject to
redemption by the Company.
      "Convertible Securities" shall mean any
evidences of indebtedness, shares (other than Common
Stock) or other securities convertible into or
exchangeable for Common Stock.
      "Deed of Trust" means the Deed of Trust dated
as of September __, 2002 entered into between the
Company and the initial holder of this Security.
      "Defaulted Payment" has the meaning set forth
in Section 7(a)(1) hereof.
      "Exchange Act" means the Securities Exchange
Act of 1934, as amended and the rules and regulations
promulgated thereunder.
      "fair market value" shall, except as otherwise specifically defined elsewhere, mean, if there is a current market for the asset, debt or transaction in question, the amount that a willing buyer would pay a willing seller in an arm's length transaction or, in the absence of a current market for such asset, debt or transaction, the amount determined in good faith by the
Board of Directors that represents its determination of
the fair market value of the asset.
      "Final Maturity Date" has the meaning set forth
in Section 2(a) hereof.
      "Holder" means the person in whose name this
Security is registered on the Note Register.
      "Indebtedness" means, with respect to any
Person, at any date of determination (without
duplication):
            (a)	all obligations and other liabilities
(contingent or otherwise) of such Person for borrowed
money (including obligations of the Company in
respect of overdrafts, foreign exchange contracts,
currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar
instruments) or evidenced by bonds, debentures, notes
or similar instruments (whether or not the recourse of
the lender is to the whole of the assets of such Person or
to only a portion thereof),
            (b)	all reimbursement obligations and
other liabilities (contingent or otherwise) of such
Person with respect to letters of credit, bank guarantees
or bankers' acceptances,
            (c)	all obligations and liabilities
(contingent or otherwise) in respect of leases of such
Person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such Person,
            (d)	all obligations of such Person
(contingent or otherwise) with respect to an interest rate swap, cap or collar agreement or other similar instrument or agreement,
            (e)	all direct or indirect guaranties or
similar agreements by such Person in respect of, and obligations or liabilities (contingent or otherwise) of such Person to purchase or otherwise acquire or
otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through (d),
            (f)	any indebtedness or other obligations
described in clauses (a) through (e) secured by any
mortgage, pledge, lien or other encumbrance existing
on property which is owned or held by such Person,
regardless of whether the indebtedness or other
obligation secured thereby shall have been assumed by
such Person and
            (g)	any and all deferrals, renewals,
extensions and refunding of, or amendments,
modifications or supplements to, any indebtedness,
obligation or liability of the kind described in
clauses (a) through (f).
      "Instrument" means any bond, debenture, note
or similar instrument.
      "Mandatory Conversion" has the meaning set
forth in Section 5(a) hereof.
      "Mandatory Conversion Date" has the meaning
set forth in Section 5(b) hereof.
      "Mandatory Conversion Notice" has the
meaning set forth in Section 5(b) hereof.
      "Note Register" means the register or other
ledger maintained by the Company that records the
record owners of this Security.
      "Person" or "person" shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.
      "Purchase Agreement" means the Securities
Purchase Agreement entered into between the Company
and the initial holder of this Security relating to the sale and purchase of this Security and the Warrant.
      "Security" means the 5.75% Convertible
Secured Note of the Company due 2007, as amended or supplemented from time to time, initially issued on
September __, 2002.
      "Securities Act" means the Securities Act of
1933, as amended, and the rules and regulations
promulgated thereunder.
      "Share Delivery Date" has the meaning set forth
in Section 3(a)(1) hereof.
      "Subsidiary" means, in respect of any Person,
any corporation, association, partnership or other
business entity of which more than 50% of the total
voting power of shares of Capital Stock or other
interests (including partnership interests) entitled
(without regard to the occurrence of any contingency)
to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person;
(ii) such Person and one or more Subsidiaries of such
Person; or (iii) one or more Subsidiaries of such Person.
      "Trading Day" means, with respect to any
security, a day during which trading in the security generally occurs on the Nasdaq National Market or, if the security is not quoted on the Nasdaq National
Market, on the principal other national or regional securities exchange on which the security then is listed or, if the security is not listed on a national or regional securities exchange, on the National Association of Securities Dealers Automated Quotation System, or on
the principal other market on which the security is then traded; provided, however, that "Trading Day" shall not include any day during which trading in the security is suspended for more than three hours between 9:30 a.m.
(New York time) and 4:00 p.m. (New York time).
      "Warrant" means the warrant to purchase
Common Stock issued to the initial holder of the
Security upon the closing of the sale of the Security.
      "Voting Stock" of a Person means all classes of
Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.
      11.	Miscellaneous.
            (a)	The Company will give prompt
written notice to the Holder of this Security of any
change in the location of the Designated Office. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Security must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered
personally; (ii) upon receipt, when sent by facsimile, provided that such notice is also delivered by regular mail; (iii) 1 Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same.
The addresses and facsimile numbers for such
communications shall be:
      If to the Company:
Sipex Corporation
22 Linnell Circle
Billerica, MA  01821
Telephone:  (978) 667-8700
Facsimile: (978) 670-9001
Attention: Frank R. DiPietro, CFO
      with a copy to:
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California  94304
Telephone: (650) 493-9300
Facsimile: (650) 493-6811
Attention: Robert G. Day
      If to the Holder:
To its address and facsimile number set
forth on the signature page to the
Purchase Agreement executed by it, with
copies to the Holder's representatives as
set forth thereon,
or at such other address and/or facsimile number and/or
to the attention of such other person as the recipient
party has specified by written notice given to each other party 5 days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing
the time, date, recipient facsimile number and an image
of the first page of such transmission, or (C) provided
by a courier or overnight courier service shall be
rebuttal evidence of personal service, receipt by
facsimile, or receipt from a nationally recognized
overnight delivery service in accordance with clause (i),
(ii) or (iii) above, respectively.
            (b)	(1)	The transfer of this Security is
registrable on the Note Register upon surrender of this Security for registration of transfer at the Designated Office, duly endorsed by, or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company duly executed by, the Holder hereof or
such Holder's attorney duly authorized in writing, and thereupon one or more new Securities, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees. Such Securities are issuable only in registered form without coupons in denominations of $1,125,000 (or such lesser remaining amount after all possible issuances in denominations of $1,125,000).
No service charge shall be made for any such
registration of transfer, but the Company may require
payment of a sum sufficient to recover any tax or other governmental charge payable in connection therewith in the event that the Holder requests that this Security or
the Common Stock issuable hereunder be issued in the
name of someone other than the Holder. Prior to due presentation of this Security for registration of transfer, the Company and any agent of the Company may treat the Person in whose name this Security is registered as
the owner thereof for all purposes, whether or not this Security be overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.
                  (2)	This Security and the
Common Stock issuable upon conversion of this
Security have not been registered under the Securities
Act, or the securities laws of any state or other jurisdiction. Neither this Security nor the Common
Stock issuable upon conversion of this Security nor any interest or participation herein may be reoffered, sold, assigned, transferred, pledged, encumbered or otherwise disposed of (a "Transfer") in the absence of
such registration or unless such transaction is exempt
from, or not subject to, registration. The Holder by its acceptance of this Security or the Common Stock issuable upon conversion of this Security agrees that it shall not offer, sell, assign, transfer, pledge, encumber or otherwise dispose of this Security, other than for conversions pursuant to the terms hereof, or any portion thereof or interest therein other than in a minimum denomination of $1,125,000 principal amount (or such lesser remaining amount after all possible issuances in denominations of $1,125,000) and then (other than with respect to a Transfer pursuant to a registration statement that is effective at the time of such Transfer) only to
(a) the Company or (b) an Affiliate of the Holder and in
the case of (b) above in which the transferor furnishes
the Company with such certifications, legal opinions or
other information as the Company may reasonably
request to confirm that such transfer is being made
pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the
Securities Act.
                  (3)	Upon presentation of this
Security for registration of transfer at the Designated Office accompanied by (i) certification by the transferor that such transfer is in compliance with the terms hereof and (ii) by a written instrument of transfer in a form approved by the Company executed by the Holder, in person or by the Holder's attorney thereunto duly
authorized in writing, and including the name, address
and telephone and fax numbers of the transferee and
name of the contact person of the transferee, such
Security shall be transferred on the Note Register, and a
new Security of like tenor and bearing the same legends
shall be issued in the name of the transferee and sent to
the transferee at the address and c/o the contact person
so indicated.  Transfers and exchanges of this Security
shall be subject to such additional restrictions as are set forth in the legends on this Security and to such additional reasonable regulations as may be prescribed
by the Company as specified in Section 11(b)(2) hereof. Successive registrations of transfers as aforesaid may be made from time to time as desired, and each such registration shall be noted on the Note register.
                  (4)	Upon receipt by the
Company of evidence reasonably satisfactory to it of
the loss, theft, destruction or mutilation of this Security, and in the case of loss, theft or destruction, receipt of indemnity reasonably satisfactory to the Company and upon surrender and cancellation of this Security, if mutilated, the Company will deliver a new Security of like tenor and dated as of such cancellation, in lieu of
such Security.
                  (5)	The Holder represents
that it is an "accredited investor" within the meaning of Rule 501(a) of the Securities Act. The Holder has been advised that this Security has not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless it is registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Holder is aware that the Company is under no obligation to effect any such registration or to file for or comply with any exemption from registration.  The Holder has not been formed
solely for the purpose of making this investment and is acquiring the Security for its own account for investment, and not with a view to, or for resale in connection with, the distribution thereof.
                  (6)	Such Holder understands
that:
                        (A)	until the end of the
holding period under Rule 144(k) of the Securities Act
(or any successor provision), this Security (and all securities issued in exchange therefor or in substitution thereof, other than the shares of Common Stock issuable upon conversion of this Security, which shall
bear the legend set forth in Section 11(b)(6)(B) of this Security, if applicable) shall bear a legend in substantially the following form:
THE SECURITIES REPRESENTED HEREBY
HAVE NOT BEEN REGISTERED UNDER
THE SECURITIES ACT OF 1933, AS
AMENDED, OR APPLICABLE STATE
SECURITIES LAWS.  THE SECURITIES
MAY NOT BE OFFERED FOR SALE, SOLD,
TRANSFERRED, ASSIGNED, PLEDGED OR
HYPOTHECATED IN THE ABSENCE OF
AN EFFECTIVE REGISTRATION
STATEMENT FOR THE SECURITIES
UNDER THE SECURITIES ACT OF 1933, AS
AMENDED, OR APPLICABLE STATE
SECURITIES LAWS OR AN EXEMPTION
THEREFROM.
The legend set forth above shall be removed and the
Company shall issue a new Security of like tenor and aggregate principal amount, and which shall not bear the restrictive legend required by this
Section 11(b)(6)(A), (i) if, in connection with a sale transaction, the Holder provides the Company with an opinion of counsel reasonably acceptable to the
Company to the effect that a public sale, assignment,
pledge or transfer of this Security may be made without registration under the Securities Act, or (ii) upon expiration of the applicable two-year holding period under Rule 144(k) of the Securities Act (or any
successor rule).  The Company shall not require such
opinion of counsel for the sale of this Security in accordance with Rule 144 of the Securities Act in the event that the Holder provides such representations that
the Company shall reasonably request confirming
compliance with the requirements of Rule 144;
                        (B)	until the end of the
holding period under Rule 144(k) of the Securities Act
(or any successor provision), any stock certificate representing such shares of Common Stock shall bear a legend in substantially the following form unless, in the case of shares of Common Stock issued upon conversion of this Security, the Security submitted for conversion is not required to bear the legend specified in Section 11(b)(6)(A):
THE SECURITIES REPRESENTED BY THIS
CERTIFICATE HAVE NOT BEEN
REGISTERED UNDER THE SECURITIES
ACT OF 1933, AS AMENDED, OR
APPLICABLE STATE SECURITIES LAWS.
THE SECURITIES MAY NOT BE OFFERED
FOR SALE, SOLD, TRANSFERRED,
ASSIGNED, PLEDGED OR
HYPOTHECATED IN THE ABSENCE OF
AN EFFECTIVE REGISTRATION
STATEMENT FOR THE SECURITIES
UNDER THE SECURITIES ACT OF 1933, AS
AMENDED, OR AN EXEMPTION
THEREFROM.
The legend set forth above shall be removed and the
Company shall issue a stock certificate evidencing such shares of Common Stock, as the case may be, without such legend to the holder of the stock certificate
evidencing such shares of Common Stock and upon
which such legend is stamped, (i) if such shares of
Common Stock have been resold or transferred
pursuant to the registration statement contemplated by
the Purchase Agreement and the registration statement
was effective at the time of such transfer, (ii) if, in connection with a sale transaction, such holder provides the Company with an opinion of counsel reasonably
acceptable to the Company to the effect that a public
sale, assignment, pledge or transfer of the shares of
Common Stock may be made without registration under
the Securities Act, or (iii) upon expiration of the applicable two-year holding period under Rule 144(k)
of the Securities Act (or any successor rule).  The
Company shall not require such opinion of counsel for
the sale of such shares of Common Stock in accordance
with Rule 144 of the Securities Act, provided that the
Seller provides such representations that the Company
shall reasonably request confirming compliance with
the requirements of Rule 144; and
                        (C)	in the event
Rule 144(k) as promulgated under the Securities Act (or
any successor rule) is amended to change the two-year
holding period under Rule 144(k) (or the corresponding holding period under any successor rule), (i) each reference in Sections 11(b)(6) of this Agreement to
"two-year holding period" shall be deemed for all
purposes of this Agreement to be references to such
changed period, and (ii) all corresponding references in
this Security shall be deemed for all purposes to be references to the changed period, provided that such changes shall not become effective if they are otherwise prohibited by, or would otherwise cause a violation of, the then-applicable federal securities laws.
                  (7)	Neither this Security nor
any term hereof may be amended or waived orally or in writing, except that any term of this Security may be amended and the observance of any term of this
Security may be waived (either generally or in a
particular instance and either retroactively or prospectively), upon the approval of the Company and the Holder; provided, however, that the Company may,
without the consent of the Holder, amend the Security
for the purpose of (i) surrendering any right or power conferred upon the Company, (ii) providing for conversion rights of Holder if any reclassification or
change of the Common Stock or any consolidation,
merger or sale of all or substantially all of the
Company's assets occurs, (iii) providing for the
assumption of the Company's obligations to the Holder
in the case of a merger, consolidation, conveyance,
transfer or lease, or (iv) reducing the Conversion Price, provided that the reduction will not adversely affect the interests of the Holder.
            (c)	In any case in which the date of
maturity of, the date of payment of any interest or
premium on, of this Security will not be a Business
Day, then payment of such interest or premium on or
principal of this Security need not be made on such
date, but may be made on the next succeeding Business
Day with the same force and effect as if made on such
date of maturity or date of payment, as the case may be,
and no interest shall accrue for the period from and
after such date.
            (d)	In the case of a dispute as to the
determination of the Closing Price, the Conversion
Price, the fair market value of assets (other than cash or securities), or the arithmetic calculation of any shares of Common Stock to be issued hereunder, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within one Business Day from the manifestation of such dispute to the holders of
the Securities.  If the Company and the holders of a
majority of the aggregate principal amount of Securities
then outstanding are unable to agree upon such
determination or calculation of the Closing Price, the Conversion Price or the fair market value of assets
(other than cash or securities), or the arithmetic calculation of any shares of Common Stock to be issued hereunder, as the case may be, within one Business Day of such disputed determination or arithmetic calculation being submitted to the holders, then the Company shall, within 10 Business Days, submit via facsimile (a) the disputed determination of Closing Price, the
Conversion Price or the fair market value of assets
(other than cash or securities) to an independent,
reputable investment bank selected by the Company
and approved by the holders of a majority of the
aggregate principal amount of Securities then
outstanding or (b) the disputed arithmetic calculation of
any shares of Common Stock to be issued hereunder to
the Company's independent, outside accountant.  The
Company shall make reasonable efforts to cause the
investment bank or the accountant, as the case may be,
to perform the determinations or calculations and notify
the Company and the holders of the results no later than
15 Business Days from the date it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case
may be, shall be binding upon all parties absent
demonstrable error.  The fees and expenses of the
accountant or investment bank, as the case may be,
shall be paid by the party whose calculation or
determination is, on a percentage basis, the least closest
to that determined by the accountant or investment
bank; provided, however, that if each of the amounts originally determined or calculated by the Company and the holders are at least equal to 80% of the amount calculated or determined by the accountant or investment bank but not more than 120% of the amount calculated or determined by the accountant or investment bank, then the Company and the holders
will each pay one half of the fees and expenses of such accountant of investment bank.
            (e)	If (a) this Security is placed in the
hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts
due under this Security or to enforce the provisions of
this Security or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Security, then the
Company shall pay the reasonable costs incurred by the
Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including but not
limited to reasonable attorneys fees and disbursements.
            (f)	THIS SECURITY SHALL BE
GOVERNED BY AND CONSTRUED IN
ACCORDANCE WITH THE LAWS OF THE
STATE OF CALIFORNIA.
[Remainder of page intentionally left blank.]


IN WITNESS WHEREOF, the Company has caused this Security to be duly executed.
      Dated:  September __, 2002

SIPEX CORPORATION By:

Name:  Frank R. DiPietro
Title : Chief Financial Officer,Treasurer and Clerk


S & F FINANCIAL HOLDINGS INC.
By:
Name:
Title:



EXHIBIT A
CONVERSION NOTICE

      The undersigned holder of this Security hereby irrevocably exercises the option to convert this Security, or any portion of the principal amount hereof (which is an integral multiple of $1,125,000) below designated, into Common Stock in accordance with the terms of this Security, and directs that such shares, together with a check in payment for any fractional share and any Security representing any unconverted principal amount hereof, be delivered to and be registered in the name of the undersigned unless a different name has been indicated below. If shares of Common Stock are to be registered in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto.
Dated:
S&F FINANCIAL HOLDINGS INC.
By:
Name:
Title:

If shares are to be registered in the name of a Person other than the holder, please print such Person's name and address:

Name

Address

Social Security or other Taxpayer Identification Number, if any
If only a portion of the Security is to be converted, please indicate:
1.	Principal amount to be converted: $___________
2.	Principal amount and denomination of Security representing
unconverted principal amount to be issued:
Amount: $________
Denominations: $________ (any integral multiple of $1,125,000)


EXHIBIT B
NOTICE OF ELECTION TO REQUIRE REDEMPTION
      Pursuant to Section 4(a)(2) of the this 5.75% Convertible Secured Note Due 2007 dated September __, 2002 of Sipex
Corporation (the "Security"), the undersigned holder of this Security hereby irrevocably exercises the option to require redemption and repayment of the principal amount of this Security, or any portion of the principal amount hereof (which is an integral multiple of $1,125,000) together with all accrued and unpaid interest thereon, on the day on which the Change of Control (as defined in this Security) is consummated and directs that such check for such payment and any Security representing any
unconverted principal amount hereof be delivered to the
undersigned unless a different name has been indicated below.
Dated:
S&F
FINANCIAL
HOLDINGS
INC.
By:
Name:
Title:
If a check is to be delivered in the name of a Person other than the holder, please print such Person's name and address:

Name

Address

Social Security or other Taxpayer Identification Number, if any
If only a portion of the Security is to be redeemed and repaid, please indicate:
3.	Principal amount to be redeemed and repaid: $___________
4.	Principal amount and denomination of Security representing
unconverted principal amount to be issued:
Amount: $________
Denominations: $________ (any integral multiple of $1,125,000)



EXHIBIT C
MANDATORY CONVERSION NOTICE

S&F Financial Holdings Inc.
237 Hymus Blvd.
Pointe-Claire, Quebec
H9R 5C7
Tel.: (514) 694-7710
Fax: (514) 695-3707
 Ladies and Gentlemen:
	Reference is made to the Securities Purchase Agreement
(the "Agreement") dated as of September __, 2002 by and between Sipex Corporation ("Sipex") and S&F Financial Holdings Inc. Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Agreement.
	Sipex hereby elects to convert the principal amount of $3,000,000 thereupon with respect to the 5.75% Convertible
Secured Note Due 2007 dated September __, 2002 (the "Note") for the principal amount of $12,000,000 as set forth in Section 5 in the Note dated September __, 2002.
	The Mandatory Conversion Date shall be
_______________.

SIPEX
CORPORATION

By:
Name:
Title:
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			Exhibit D

THIS SECURITIES REPRESENTED HEREBY HAVE NOT
BEEN REGISTERED UNDER THE SECURITIES ACT OF
1933, AS AMENDED OR APPLICABLE STATE
SECURITIES LAWS.  THE SECURITIES MAY NOT BE
OFFERED FOR SALE, SOLD, TRANSFERRED,
ASSIGNED, PLEDGED OR HYPOTHECATED IN THE
ABSENCE OF AN EFFECTIVE REGISTRATION
STATEMENT FOR THE SECURITIES UNDER THE
SECURITIES ACT OF 1933, AS AMENDED, OR
APPLICABLE STATE SECURITIES LAWS OR AN
EXEMPTION THEREFROM.
SIPEX CORPORATION
WARRANT TO PURCHASE 900,000 SHARES
OF COMMON STOCK
      THIS CERTIFIES THAT, for value received, S&F
Financial Holdings Inc. and its assigns are entitled to subscribe for and purchase nine hundred thousand (900,000) shares of the fully paid and nonassessable Common Stock (as adjusted pursuant to
Section 4 hereof, the "Shares") of Sipex Corporation, a
Massachusetts corporation (the "Company"), at the price per share determined in the manner set forth in Section 2 below (such price and such other price as shall result, from time to time, from the adjustments specified in Section 5 hereof is herein referred to as the "Warrant Price"), subject to the provisions and upon the terms and conditions hereinafter set forth. As used herein, (a) the term "Date of Grant" shall mean September __, 2002, and (b) the term
"Other Warrants" shall mean any warrant issued upon transfer or partial exercise of this Warrant.  The term "Warrant" as used herein shall be deemed to include Other Warrants unless the
context clearly requires otherwise.
      1.	Term.  The purchase right represented by this Warrant
is exercisable, in whole or in part, at any time and from time to time from and following the date that is one (1) year after the Date of Grant to and excluding the date that is three (3) years after the Date of Grant; provided, however, that, in the event that a "Change of Control" (as defined in Section 10.2 hereof) shall occur at any time within one (1) year of the Date of Grant, this Warrant will be exercisable, in whole or in part, at any time and from time to time from the date that is fifteen (15) days prior the closing of the
Change of Control.
      2.	Warrant Price.  The Warrant Price shall equal $2.9458.
      3.	Method of Exercise; Payment; Issuance of New
Warrant.  Subject to Section 1 hereof, the purchase right
represented by this Warrant may be exercised by the holder hereof, in whole or in part and from time to time, at the election of the holder hereof, by (a) the surrender of this Warrant (with the notice of exercise substantially in the form attached hereto as Exhibit A-1 duly completed and executed) at the principal office of the
Company and by the payment to the Company, by certified or bank check, or by wire transfer to an account designated by the
Company (a "Wire Transfer") of an amount equal to the then
applicable Warrant Price multiplied by the number of Shares then being purchased, or (b) if in connection with a registered public offering of the Company's securities, the surrender of this Warrant (with the notice of exercise form attached hereto as Exhibit A-2 duly completed and executed) at the principal office of the
Company together with notice of arrangements reasonably
satisfactory to the Company for payment to the Company either by certified or bank check or by Wire Transfer from the proceeds of the sale of shares to be sold by the holder in such public offering of an amount equal to the then applicable Warrant Price per share multiplied by the number of Shares then being purchased or (c)
exercise of the "net issuance" right provided for in Section 10.2 hereof. The person or persons in whose name(s) any certificate(s) representing the Shares shall be issuable upon exercise of this
Warrant shall be deemed to have become the holder(s) of record of, and shall be treated for all purposes as the record holder(s) of, the shares represented thereby (and such shares shall be deemed to have been issued) immediately prior to the close of business on the date or dates upon which this Warrant is exercised.  In the event of any exercise of the rights represented by this Warrant, certificates for the shares of stock so purchased shall be delivered to the holder hereof as soon as practicable and, if requested by the holder of this Warrant, the Company shall cause its transfer agent to deliver the certificate representing Shares issued upon exercise of this Warrant to a broker or other person (as directed by the holder exercising this Warrant) within the time period required to settle any trade made by the holder after exercise of this Warrant.
      4.	Stock Fully Paid; Reservation of Shares.  All Shares
that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance pursuant to the terms and
conditions herein, be fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issue thereof.
During the period within which the rights represented by this
Warrant may be exercised, the Company will at all times have authorized, and reserved for the purpose of the issue upon exercise of the purchase rights evidenced by this Warrant, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by this Warrant.
      5.	Adjustment of Warrant Price and Number of Shares.
The number and kind of securities purchasable upon the exercise of this Warrant and the Warrant Price shall be subject to
adjustment from time to time upon the occurrence of certain
events, as follows:
            (a)	Reclassification or Merger.  In case of any
reclassification or change of securities of the class issuable upon exercise of this Warrant (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or in case of any merger of the Company with or into another corporation (other than a merger with another corporation in which the Company is the acquiring and the surviving corporation and which does not result in any reclassification or change of outstanding securities issuable upon exercise of this Warrant), or in case of any sale of all or substantially all of the assets of the Company, the Company, or such successor or purchasing corporation, as the case may be, shall duly execute and deliver to the holder of this Warrant a new
Warrant (in form and substance satisfactory to the holder of this Warrant), or the Company shall make appropriate provision without the issuance of a new Warrant, so that the holder of this Warrant shall have the right to receive upon exercise of this
Warrant, at a total purchase price not to exceed that payable upon the exercise of the unexercised portion of this Warrant, and in lieu of the shares of Common Stock theretofore issuable upon exercise of this Warrant, the kind and amount of shares of stock, other securities, money and property receivable upon such reclassification, change or merger by a holder of the number of shares of Common Stock then purchasable under this Warrant.
Such new Warrant shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments
provided for in this Section 4.  The provisions of this subparagraph
(a) shall similarly apply to successive reclassifications, changes, mergers and transfers.
            (b)	Subdivision or Combination of Shares.  If the
Company at any time while this Warrant remains outstanding and unexpired shall subdivide or combine its outstanding shares of
Common Stock, the Warrant Price shall be proportionately
decreased and the number of Shares issuable hereunder shall be proportionately increased in the case of a subdivision or and the Warrant Price shall be proportionately increased and the number of Shares issuable hereunder shall be proportionately decreased in the case of a combination.
            (c)	Stock Dividends.  If the Company at any time
while this Warrant is outstanding and unexpired shall pay a
dividend with respect to its Common Stock payable in Common
Stock, then the Warrant Price shall be adjusted, from and after the date of determination of shareholders entitled to receive such dividend, to that price determined by multiplying the Warrant Price in effect immediately prior to such date of determination by a fraction (A) the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to such dividend, and (B) the denominator of which shall be the total number of shares of Common Stock outstanding immediately after such dividend; then, in each such case, provision shall be made by the Company such that the holder of this Warrant shall receive upon exercise of this Warrant a proportionate share of any such dividend as though it were the holder of the Shares as of the record date fixed for the determination of the shareholders of the
Company entitled to receive such dividend.
            (d)	Adjustment of Number of Shares.  Upon each
adjustment in the Warrant Price, the number of Shares purchasable hereunder shall be adjusted, to the nearest whole share, to the product obtained by multiplying the number of Shares purchasable immediately prior to such adjustment in the Warrant Price by a fraction, the numerator of which shall be the Warrant Price
immediately prior to such adjustment and the denominator of
which shall be the Warrant Price immediately thereafter.
      6.	Notice of Adjustments.  Whenever the Warrant Price or
the number of Shares purchasable hereunder shall be adjusted pursuant to Section 5 hereof, the Company shall make a certificate signed by its chief financial officer setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the Warrant Price and the number of Shares purchasable
hereunder after giving effect to such adjustment, and shall cause copies of such certificate to be mailed (without regard to Section
13 hereof, by first class mail, postage prepaid) to the holder of this Warrant at such holder's last known address.
      7.	Fractional Shares.  No fractional shares of Common
Stock will be issued in connection with any exercise hereunder, but in lieu of such fractional shares the Company shall make a cash payment therefor based on the fair market value of the Common
Stock on the date of exercise as reasonably determined in good faith by the Company's Board of Directors.
      8.	Compliance with Securities Act; Disposition of Warrant
or Shares of Common Stock.
            (a)	Compliance with Securities Act.  The holder of
this Warrant, by acceptance hereof, agrees that this Warrant, and the Shares to be issued upon exercise hereof are being acquired for investment and that such holder will not offer, sell or otherwise dispose of any portion of this Warrant, or any Shares except under circumstances which will not result in a violation of the Securities
Act of 1933, as amended (the "Act") or any applicable state
securities laws.  Upon exercise of this Warrant, unless the Shares being acquired are registered under the Act and any applicable state securities laws or an exemption from such registration is available, the holder hereof shall confirm in writing that the Shares so purchased are being acquired for investment and not with a view toward distribution or resale in violation of the Act and shall confirm such other matters related thereto as may be reasonably requested by the Company. This Warrant (unless registered under the Act and any applicable state securities laws) shall be stamped or imprinted with a legend in substantially the following form:
"THE SECURITIES REPRESENTED HEREBY HAVE
NOT BEEN REGISTERED UNDER THE SECURITIES
ACT OF 1933, AS AMENDED, OR ANY STATE
SECURITIES LAWS.  THE SECURITIES MAY NOT BE
OFFERED FOR SALE, SOLD, TRANSFERRED,
ASSIGNED, PLEDGED OR HYPOTHECATED IN THE
ABSENCE OF AN EFFECTIVE REGISTRATION
STATEMENT FOR THE SECURITIES UNDER THE
SECURITIES ACT OF 1933, AS AMENDED, OR
APPLICABLE STATE SECURITIES LAWAS OR AN
EXEMPTION THEREFORM."
Said legend shall be removed by the Company, upon the request of a holder, at such time as the restrictions on the transfer of the applicable security shall have terminated. The Shares issued upon exercise of this Warrant (unless registered under the Act and any applicable state securities laws) shall be stamped or imprinted with a legend in substantially the following form:
"THE SECURITIES REPRESENTED BY THIS
CERTIFICATE HAVE NOT BEEN REGISTERED
UNDER THE SECURITIES ACT OF 1933, AS
AMENDED, OR APPLICABLE SECURITIES LAWS.
THE SECURITIES MAY NOT BE OFFERED FOR
SALE, SOLD, TRANSFERRED, ASSIGNED, PLEDGED
OR HYPOTHECATED IN THE ABSENCE OF AN
EFFECTIVE REGISTRATION STATEMENT FOR THE
SECURITIES UNDER THE SECURITIES ACT OF 1933,
AS AMENDED, OR AN EXEMPTION THEREFORM."
Said legend shall be removed by the Company, upon the request of a holder, at such time as the restrictions on the transfer of the applicable security shall have terminated.
      In addition, in connection with the issuance of this Warrant, the holder specifically represents to the Company by acceptance of this Warrant as follows:
                        (1)	The holder is aware of the
Company's business affairs and financial condition, and has
acquired information about the Company sufficient to reach an informed and knowledgeable decision to acquire this Warrant.  The holder is acquiring this Warrant for its own account for investment purposes only and not with a view to, or for the resale in connection with, any "distribution" thereof in violation of the Act.
                        (2)	The holder understands that this
Warrant has not been registered under the Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of the holder's investment intent as expressed herein.
                        (3)	The holder further understands
that this Warrant must be held indefinitely unless subsequently registered under the Act and qualified under any applicable state securities laws, or unless exemptions from registration and qualification are otherwise available. The holder is aware of the provisions of Rule 144, promulgated under the Act.
                        (4)	The holder is an "accredited
investor" as such term is defined in Rule 501 of Regulation D promulgated under the Act.
            (b)	Disposition of Warrant or Shares.  With respect
to any offer, sale or other disposition of all or any portion of this Warrant or any Shares acquired pursuant to the exercise of this
Warrant prior to registration of such Warrant or Shares, the holder hereof agrees to give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of such holder's counsel, or other evidence satisfactory to the Company, to the effect that such offer, sale or other disposition may be effected without registration or qualification (under the Act as then in effect or any federal or state securities law then in effect) of this Warrant or the Shares and indicating whether or not, under the Act, certificates for this Warrant or the Shares to be sold or otherwise disposed of require any restrictive legend as to applicable restrictions on transferability in order to ensure compliance with such law. Upon receiving such written notice and reasonably satisfactory opinion or other evidence, the Company, as promptly as practicable but no later than fifteen (15) days after receipt of the written notice, shall notify such holder that such holder may sell or otherwise dispose of this Warrant or portion of this Warrant or such Shares, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this Section 8(b) that the opinion of counsel for the holder or other evidence is not reasonably satisfactory to the Company, the Company shall so notify the holder promptly with details thereof after such determination has been made.
Notwithstanding the foregoing, this Warrant or any portion of this Warrant or such Shares may, as to such federal laws, be offered, sold or otherwise disposed of in accordance with Rule 144 or 144A under the Act, provided that the Company shall have been
furnished with such information as the Company may reasonably request to provide a reasonable assurance that the provisions of
Rule 144 or 144A have been satisfied.  Each certificate
representing this Warrant or portion of this Warrant or the Shares thus transferred (except a transfer pursuant to Rule 144 or 144A)
shall bear a legend as to the applicable restrictions on
transferability in order to ensure compliance with such laws, unless in the aforesaid opinion of counsel for the holder, such legend is not required in order to ensure compliance with such laws.  The
Company may issue stop transfer instructions to its transfer agent in connection with such restrictions.
            (c)	Applicability of Restrictions.  Neither any
restrictions of any legend described in this Warrant nor the requirements of Section 7(b) above shall apply to any transfer or grant of a security interest in, this Warrant (or the Common Stock obtainable upon exercise thereof) or any part hereof (i) to a partner of the holder if the holder is a partnership or to a member of the holder if the holder is a limited liability company, (ii) to a partnership of which the holder is a partner or a limited liability company of which the holder is a member, or (iii) to any affiliate of the holder if the holder is a corporation; provided, however, in any such transfer, if applicable, the transferee shall on the
Company's request agree in writing to be bound by the terms of this Warrant as if an original holder hereof.
      9.	Rights as Shareholders; Information.  No holder of this
Warrant, as such, shall be entitled to vote or receive dividends or be deemed the holder of Common Stock or any other securities which may at any time be issuable on the exercise hereof for any purpose, nor shall anything contained herein be construed to confer upon the holder of this Warrant, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until this Warrant shall have been exercised and the Shares purchasable upon the exercise hereof shall have become deliverable, as provided herein. Notwithstanding the foregoing, the Company will transmit to the holder of this Warrant such information, documents and reports as are generally distributed to the holders of any class or series of the securities of the Company concurrently with the distribution thereof to the shareholders.
      10.	Additional Rights.
      10.1	Notices.  The Company shall provide the holder of
this Warrant with written notice, at least fifteen (15) days prior to the closing thereof, of the terms and conditions of any of the following transactions: (i) any Change of Control or (ii) any liquidation, dissolution or winding up of the Company. The
Company shall provide the holder of this Warrant with at least fifteen (15) days' prior written notice of the date on which a record will be taken (i) for any dividend or distribution on the Company's Common Stock, whether in cash, property, stock, or other securities and whether or not a regular cash dividend, or (ii) for any reclassification or recapitalization of the Company's Common
Stock, specifying the date on which the holders of Common Stock will be entitled to exchange Common Stock for securities or other property deliverable upon the occurrence of such event.
      A "Change of Control" shall be deemed to have occurred if
any of the following occurs after the date hereof:
                  (1)	the consolidation, merger or other
business combination (including, without limitation, a
reorganization or recapitalization) of the Company with or into another Person (other than (A) a consolidation, merger or other business combination (including, without limitation, reorganization or recapitalization) in which holders of the Company's voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company);
                  (2)	the sale or transfer of all or
substantially all of the Company's assets; or
                  (3)	the consummation of a purchase,
tender or exchange offer made to and accepted by the holders of more than the 50% of the outstanding shares of Common Stock
(other than a purchase or tender or exchange offer made by the
Company or any of its subsidiaries that does not result in the transaction constituting a "Rule 13e-3 transaction" for purposes of
Rule 13e-3 under the Exchange Act).
      10.2	Right to Convert Warrant into Stock:  Net Issuance.
            (a)	Right to Convert.  In addition to and without
limiting the rights of the holder under the terms of this Warrant, the holder shall have the right to convert this Warrant or any portion thereof (the "Conversion Right") into shares of Common
Stock as provided in this Section 10.2 at any time or from time to time during the term of this Warrant, subject to the limitations on exercise set forth in Section 1. Upon exercise of the Conversion
Right with respect to a particular number of shares subject to this Warrant (the "Converted Warrant Shares"), the Company shall deliver to the holder (without payment by the holder of any
exercise price or any cash or other consideration) that number of shares of fully paid and nonassessable Common Stock as is
determined according to the following formula:
      X =   B - A
		Y

  Where:

     X	=	the number of shares of Common Stock
                                that may be issued to the holder

     Y	=	the fair market value of one share of Common Stock

     A	=	the aggregate Warrant Price of the specified number
		of Converted Warrant Shares immediately prior to the exercise of the Conversion Right (i.e., the number of Converted Warrant Shares multiplied by the Warrant Price)

     B	=	the aggregate fair market value of the specified
  		number of Converted Warrant Shares (i.e., the number of Converted Warrant Shares multiplied by the fair market value of one Converted Warrant Shares)

      No fractional shares shall be issuable upon exercise of the Conversion Right, and, if the number of shares to be issued determined in accordance with the foregoing formula is other than a whole number, the Company shall pay to the holder an amount in cash equal to the fair market value of the resulting fractional share on the Conversion Date (as hereinafter defined).
            (b)	Method of Exercise.  The Conversion Right may
be exercised by the holder by the surrender of this Warrant at the principal office of the Company together with a written statement
(which may be in the form of Exhibit A-1 or Exhibit A-2 hereto) specifying that the holder thereby intends to exercise the
Conversion Right and indicating the number of shares subject to this Warrant which are being surrendered (referred to in Section
10.2(a) hereof as the Converted Warrant Shares) in exercise of the Conversion Right. Such conversion shall be effective upon receipt by the Company of this Warrant together with the aforesaid written statement, or on such later date as is specified therein (the "Conversion Date"), and, at the election of the holder hereof, may be made contingent upon the closing of the sale of the Company's
Common Stock to the public in a public offering pursuant to a Registration Statement under the Act (a "Public Offering").
Certificates for the shares issuable upon exercise of the Conversion Right and, if applicable, a new warrant evidencing the balance of the shares remaining subject to this Warrant, shall be issued as of the Conversion Date and shall be delivered to the holder within thirty (30) days following the Conversion Date.
            (c)	Determination of Fair Market Value.  For
purposes of this Section 10.2, "fair market value" of a share of
Common Stock as of a particular date (the "Determination Date")
shall mean:
                     (i)	If the Conversion Right is exercised
in connection with and contingent upon a Public Offering, and if the Company's Registration Statement relating to such Public
Offering ("Registration Statement") has been declared effective by the Securities and Exchange Commission, then the initial "Price to Public" specified in the final prospectus with respect to such offering.
                     (ii)	If the Conversion Right is not
exercised in connection with and contingent upon a Public
Offering, then as follows:
      (A)	If traded on a securities exchange, the fair
market value of the Common Stock shall be deemed to be
the average of the closing prices of the Common Stock on
such exchange over the five trading days immediately prior
to the Determination Date;
      (B)	If traded on the Nasdaq Stock Market or
other over-the-counter system, the fair market value of the
Common Stock shall be deemed to be the average of the
closing sales prices of the Common Stock over the five
trading days immediately prior to the Determination Date;
and
      (C)	If there is no public market for the Common
Stock, then fair market value shall be determined by the
Company's Board of Directors, acting in good faith.
If closing prices or closing bid prices are no longer reported by a securities exchange or other trading system, the closing price or closing bid price shall be that which is reported by such securities exchange or other trading system at 4:00 p.m. New York City time on the applicable trading day.
      10.3	Exercise Prior to Expiration. To the extent this
Warrant is not previously exercised as to all of the Shares subject hereto, and if the fair market value of one share of the Common
Stock is greater than the Warrant Price then in effect, this Warrant shall be deemed automatically exercised pursuant to Section 10.2 above (even if not surrendered) immediately before its expiration.
For purposes of such automatic exercise, the fair market value of one share of the Series Preferred upon such expiration shall be determined pursuant to Section 10.2(c). To the extent this Warrant or any portion thereof is deemed automatically exercised pursuant to this Section 10.3, the Company agrees to promptly notify the holder hereof of the number of Shares, if any, the holder hereof is to receive by reason of such automatic exercise.
      11.	Representations and Warranties.  The Company
represents and warrants to the holder of this Warrant as follows:
            (a)	This Warrant has been duly authorized,
executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against the
Company in accordance with its terms, except as such
enforceability may be limited by general principles in equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) or applicable bankruptcy,
insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies;
            (b)	The Shares have been duly authorized and
reserved for issuance by the Company and, when issued in
accordance with the terms hereof will be validly authorized and issued, fully paid and non-assessable and free and clear of all liens.
      12.	 Modification and Waiver.  This Warrant and any
provision hereof may be changed, waived, discharged or
terminated only by an instrument in writing signed by the party against which enforcement of the same is sought.
      13.	Notices.  Any notice, request, communication or other
document required or permitted to be given or delivered to the holder hereof or the Company shall be delivered, or shall be sent by certified or registered mail, postage prepaid, to each such holder at its address as shown on the books of the Company or to the
Company at the address indicated therefor on the signature page of this Warrant.
      14.	Binding Effect on Successors.  This Warrant shall be
binding upon any corporation succeeding the Company by merger, consolidation or acquisition of all or substantially all of the Company's assets, and all of the obligations of the Company relating to the Shares issuable upon the exercise or conversion of this Warrant shall survive the exercise, conversion and termination of this Warrant and all of the covenants and agreements of the
Company shall inure to the benefit of the successors and assigns of the holder hereof.
      15.	Lost Warrants or Stock Certificates.  The Company
covenants to the holder hereof that, upon receipt of evidence reasonably satisfactory to the Company of the loss, theft,
destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation upon surrender and cancellation of such Warrant, the
Company will make and deliver a new Warrant, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Warrant.
      16.	Descriptive Headings.  The descriptive headings of the
several paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant.  The language in this Warrant shall be construed as to its fair meaning without regard to which party drafted this Warrant.
      17.	Governing Law.  This Warrant shall be construed and
enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of California.
      18.	Survival of Representations, Warranties and
Agreements.  All representations and warranties of the Company and the holder hereof contained herein shall survive the Date of
Grant, the exercise or conversion of this Warrant (or any part hereof) or the termination or expiration of rights hereunder. All agreements of the Company and the holder hereof contained herein shall survive indefinitely until, by their respective terms, they are no longer operative.
      19.	Remedies.  In case any one or more of the covenants
and agreements contained in this Warrant shall have been
breached, the holders hereof (in the case of a breach by the
Company), or the Company (in the case of a breach by a holder), may proceed to protect and enforce their or its rights either by suit in equity and/or by action at law, including, but not limited to, an action for damages as a result of any such breach and/or an action for specific performance of any such covenant or agreement
contained in this Warrant.
      20.	Severability.  The invalidity or unenforceability of any
provision of this Warrant in any jurisdiction shall not affect the validity or enforceability of such provision in any other jurisdiction, or affect any other provision of this Warrant, which shall remain in full force and effect.
[Remainder of page intentionally left blank]


      21.	Entire Agreement; Modification.  This Warrant
constitutes the entire agreement between the parties pertaining to the subject matter contained in it and supersedes all prior and contemporaneous agreements, representations, and undertakings of the parties, whether oral or written, with respect to such subject matter.
SIPEX CORPORATION
By:
Name: Frank R. DiPietro
Title:   Chief Financial Officer,
Treasurer and Clerk



S&F FINANCIAL HOLDINGS INC.


By:
Name:
Title:



EXHIBIT A-1
NOTICE OF EXERCISE
To:  SIPEX CORPORATION (the "Company")
      1.	The undersigned hereby:
	elects to purchase___________ shares of
Common Stock of the Company pursuant to the
terms of the attached Warrant, and tenders
herewith payment of the purchase price of such
shares in full, or
	elects to exercise its net issuance rights pursuant
to Section 10.2 of the attached Warrant with
respect to___________ shares of Common
Stock.
      2.	Please issue a certificate or certificates representing
said shares in the name of the undersigned or in such other name or names as are specified below:


(Name)



(Address)
      3.	The undersigned represents that the aforesaid shares
are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares, all except as in compliance with applicable securities laws.


(Signature)

(Date)


EXHIBIT A-2
NOTICE OF EXERCISE
To:  SIPEX CORPORATION (the "Company")
      1.	Contingent upon and effective immediately prior to
the closing (the "Closing") of the Company's public offering contemplated by the Registration Statement on Form S-3, filed _________ __, 200_, the undersigned hereby:
	elects to purchase _________ shares of
Common Stock of the Company (or such lesser
number of shares as may be sold on behalf of
the undersigned at the Closing) pursuant to the
terms of the attached Warrant, or
	elects to exercise its net issuance rights pursuant
to Section 10.2 of the attached Warrant with
respect to___________ shares of Common
Stock.
      2.	Please deliver to the custodian for the selling
shareholders a stock certificate representing such ___________
shares.
      3.	The undersigned has instructed the custodian for the
selling shareholders to deliver to the Company $___________or, if less, the net proceeds due the undersigned from the sale of shares in the aforesaid public offering. If such net proceeds are less than the purchase price for such shares, the undersigned agrees to deliver the difference to the Company prior to the Closing.


(Name)



(Address)

(Date)


C:\NrPortbl\PALIB2\TYB\2286193_6.DOC
-14-




C:\NrPortbl\PALIB2\TYB\2286193_6.DOC (28024)




			Exhibit E

WOOD GUNDY
CIBC WOOD GUNDY
ASSET ADVANTAGE ACCOUNT APPLICATION AND AGREEMENT

Applicant (Account Name): 138575 Canada Inc
Joint Applicant (Name)
CIBC World Markets Inc. Account No.: 500-199901-25
C1BC Chequing Account No.:
PLEASE PRINT
PLEASE PRINT

In this Agreement, the words "I", "me", "my" and "us" mean each Applicant or Joint Applicant who signs it and include any of them; the words "CIBC Wood Gundy" refer to CIBC World Markets Inc.; and "CIBC" means Canadian Imperial Bank of Commerce.

I hereby apply to participate in CIBC Wood Gundy's ASSET ADVANTAGE ACCOUNT ('AAA") financial services program. If CIBC Wood Gundy and CIBC accept my application, CIBC Wood Gundy will establish one or more securities accounts for me (collectively, the "Securities Account"), and CIBC will establish a Canadian dollar chequing accounting my name and give me access to an account in CIBC Wood Gundy's name on which I may draw special U.S. Dollar AM cheques (collectively, the "Chequing Account"). I agree with CIBC Wood Gundy and with CIBC that the following provisions will govern my participation in the AAA program:

1.General Description of the MA Program
The AM program is an integrated financial service which links certain securities services provided by CIBC Wood Gundy with certain banking services provided by CIBC, all as set forth under this Agreement. I understand that CIBC Wood Gundy is a subsidiary of CIBC. I acknowledge that CIBC Wood Gundy and CIBC may from time to time refer potential clients to each other, for which CIBC Wood Gundy and CIBC may pay each other compensation.
If I apply for a CIBC VISA* account (the "VISA Account") in connection with the AM program and my application is accepted, CIBC will issue one or more VISA cards (collectively, the "Card"). If I do not obtain such a VISA Account, that part of this Agreement that relates to such Account or the Card will not apply.
2.Interaction of Banking Services and Securities Services
Chequing and Withdrawal Feature: I may write a special AM cheque or other written payment order acceptable to CIBC on the Chequing Account (a "Cheque") or withdraw funds in an amount up to the total of (i) any free credit balance in the Securities Account ("Free Credit Balance"), (ii) any available margin loan value of any securities in the Securities Account ("Available Margin"), in each case as determined by CIBC Wood Gundy in accordance with its usual policies, and (iii) any available credit in the VlSA Account CIBC will charge a Cheque or withdrawal to the Chequing Account on the day the withdrawal is made or CIBC receives the Cheque, as applicable, and will request payment from CIBC Wood Gundy. As at the end of each business day, CIBC Wood Gundy will pay CIBC an amount equal to the lesser of (i) any debit balance in the Chequing Account and (ii) the total of any Free Credit Balance and any Available Margin, and will charge each such payment to: firstly, any Free Credit Balance and, secondly, any Available Margin. Any amount charged to the Available Margin will constitute a loan from CIBC Wood Gundy to me. If the Free Credit Balance and the Available Margin are not sufficient to enable CIBC Wood Gundy to pay CIBC the amount of the debit balance in the Chequing Account, CIBC Wood Gundy may, at its discretion, request CIBC to make a VISA cash advance to it on my behalf in an amount equal to the lesser of (i) such debit balance and
(ii) any available credit in the VlSA Account, and may pay such amount to CIBC for application to such debit balance. If the amounts paid to CIBC from these sources are not sufficient to pay CIBC the debit balance in the Chequing Account in full, (i) CIBC may dishonour one or more Cheques, and (ii) if CIBC Wood Gundy, at its discretion, pays CIBC all or any part of such unpaid balance from its own funds, such payment shall constitute a loan from it to me.

VISA Card Feature: The CIBC VISA Cardholder Agreement with respect to the VISA Account (the "Cardholder Agreement") governs use of the Card and the maximum indebtedness that may be outstanding in respect of the VISA Account. CIBC agrees to notify CIBC Wood Gundy at the end of each business day of all cash advances that have been posted to the VISA Account. Within two business days after CIBC or I advise CIBC Wood Gundy that a cash advance has been obtained with the Card, and monthly on or before the payment due date for minimum payments to my VISA Account as indicated on CIBC Wood Gundy's monthly statement to me, it will pay CIBC an amount equal to the lesser of (i) such cash advance or the debit balance in my VISA Account as shown on such monthly statement, as the case may be, and (ii) the total of any Free Credit Balance and any Available Margin, and will charge each such payment to: firstly, any Free Credit Balance and, secondly, any Available Margin. Any amount charged to the Available Margin will constitute a loan from CIBC Wood Gundy to me. If CIBC Wood Gundy, at its discretion, pays CIBC all or any part of such cash advance or debit balance from its own funds, such payment shall constitute a loan from C1BC Wood Gundy to me. If the amounts paid to CIBC from these sources are not sufficient to pay CIBC the amount of any such minimum payment on or before its due date, CIBC may institute its usual collection procedures.

Within two business days after CIBC advises CIBC Wood Gundy that there is a net credit balance in the VlSA Account, I authorize and direct CIBC Wood Gundy to request CIBC to make, and CIBC shall make, a VISA cash advance to CIBC Wood Gundy on my behalf in the amount of such net credit balance. CIBC Wood Gundy will credit the amount of the cash advance received from CIBC to the Securities Account. The net credit balance in the VlSA Account will be calculated after taking into account all amounts charged to the VISA Account, including amounts which are not yet due or interest-bearing, and all amounts which have been authorized but not yet charged to the VISA Account.

Deposit Feature: I may make deposits (excluding cash) to the credit of the Securities Account in any of CIBC Wood Gundy's offices in Canada and may deposit funds in Canadian dollars to the Chequing Account in any CIBC branch in Canada, subject to any CIBC requirements in that regard or by using any of CIBC's automated banking machines ("ABMs"). Credit balances in the Chequing Account resulting from deposits made before 3 p.m. at CIBC branches on any business day shall be transferred to the Securities Account on the next business day, and interest paid by CIBC Wood Gundy on any part thereof which forms part of the Free Credit Balance shall accrue in the Securities Account from the date of deposit in the Chequing Account. For this purpose, deposits made at CIBC branches on any non-business day or after 3 p.m. on any business day will be treated as if they were made on the morning of the next business day. Credit balances in the Chequing Account resulting from deposits made before 6 p.m. atCIBC ABMs on any business day shall be transferred to the Securities Account on the next business day, and interest paid by CIBC Wood Gundy on any part thereof which forms part of the Free Credit Balance shall accrue in the Securities Account from the day of deposit in the Chequing Account. For this purpose, deposits made at CIBC ABMs on any non-business day or after 6 p.m. on any business day will be treated as if they were made on the morning of the next business day. U.S. dollar deposits, excluding cash, may be made to the Securities Account at a CIBC Wood Gundy office. U.S. dollar deposits are not accepted at ClBC branches. Interest paid by CIBC Wood Gundy on a U.S. dollar deposit which forms part of the Free Credit Balance will only accrue from the date that the deposit is credited by CIBC Wood Gundy to the Securities Account. I will be entitled to withdraw or otherwise utilize deposits of cheques or other non-cash items only following such hold periods as CIBC Wood Gundy or CIBC may establish from time to time.

3.Operation of the Chequing Account
Limits on Withdrawals and/or debit purchases. I acknowledge that withdrawals and/or debit purchases from the Chequing Account shall be subject to any limits established by QBC Wood Gundy and CIBC and to ABM and/or debit terminal daily limits.

Automated Banking Machines and Debit Terminals: if I apply and am approved for access to ABMs and debit terminals, I agree to be bound by the CIBC Convenience Banking Service Agreement which will be provided to me, and use of ABMs and/or debit terminals will show that 1 received that Agreement.

Cheque Clearance: CJBC may' debit the Chequing Account with the amount of any Cheque immediately upon negotiation at any of its branches or agencies. CIBC may pay such item even though it is not presented at its Main Branch, Toronto, and I will be liable to DEC as if such item had been so presented. CIBC does not have to comply with the Bills of Exchange Act with respect to presenting or protesting any foreign bills of exchange, cheques or other instruments or with such Act's requirements for sending me notice when an item is dishonoured, or not paid.

Post Dated Cheques: I agree not to postdate any U.S. Dollar Cheques. I acknowledge that U.S. Dollar Cheques may not be examined as to their due date and therefore CISC may debit the Chequing Account with the amount of the Cheque immediately. CIBC will not be held liable for paying or certifying any Postdated US. Dollar Cheque before its due date. Postdated U.S. Dollar Cheques may he returned unpaid.

Stale Dated Cheques: U.S. Dollars Cheques will become stale dated six months after their due date. Stale dated U.S. Dollar Cheques may be returned unpaid. I acknowledge that U.S. Dollar Cheques may not be examined as to their due date and therefore CIBC will not he held liable for paying or certifying a stale dated U.S. Dollar Cheque six months or more after its due date. I may provide CIBC Wood Gundy with stop payment instructions in respect of any stale dated U.S. Dollar Cheque.

4,Operation of the Securities Account
Interest on Free &edit Balances: CISC Wood Gundy will pay me interest calculated on the minimum daily Free Credit Balance, calculated daily at the annual rate payable by it from time to time on such balances in the MA program, by crediting such loans to the Securities Account.

Loans:CIBC Wood Gundy will from time to time lend me, at my request or in accordance with the provisions of the Agreement, amounts not exceeding the then
Available Margin. CIBC Wood Gundy will charge such loans to the Securities Account.

Interest on Debit Balances: I will pay CISC Wood Gundy interest on daily debit balance in the Securities Account at an annual rate equal to the Loan Balance Rate from time to time, Such interest is calculated on the daily balance (before and after demand, default and judgment) and debited monthly to the Securities Account, and the rate will change automatically, without notice, whenever CIBC Wood Gundy changes the Loan Balance Rate. The Loan Balance Rate is the interest rate which, from time to time, CIBC Wood Gundy establishes as its head office in Toronto, Ontario as the Loan Balance Rate for the MA program, and may on any day be obtained from my Financial Consultant.

Credit Balances: i understand that CJBC WUod Gundy will not segregate, hold separately or in trust, or account to me for any use of any Free Credit Balance or other cash balance, and that it may commingle any such balance with its general funds and use it in th.e operation of its business.

Transactions: Each transaction in the Securities Account is subject to the constitution, bylaws, rules, rulings, regulations, requirements, usages and customs (collectively, "Requirements") of CIBC Wood Gundy and of the exchange or other market, and its clearing house (if any), where the transaction is executed. If a transaction is not executed on an exchange or other market, it is subject to the Requirements of any applicable association of brokers or dealers, and, if none, then to the Requirements prevailing among brokers or dealers with respect to similar transactions. Unless I give CIBC Wood Gundy other instructions, it will hold for my account any securities I purchase and the proceeds of any securities I sell, CIBC Wood Gundy need not deliver securities purchased for me until it receives them from the seller. CIBC Wood Gundy will direct my order for a multi-listed security to the marketplace it considers to be the primary market for the security unless I instruct CIBC Wood Gundy to direct the order elsewhere. In the event of a redemption call for less than an entire issue or series of bonds or preferred shares, the securities to be called will be selected on a random basis from those held.

Right to Deal with Securities: ff1 fail to comply with any of my obligations in this

Agreement, or CIBC Wood Gundy considers it necessary for its protection (whether by reason of insufficiency of margin or security, or for any other reason whatsoever), or a petition in bankruptcy or for the appointment of a receiver is filed by or against any of us, or any proceedings are commenced with respect to any of us under any bankruptcy or insolvency legislation, or an attachment is levied against any account held by CIBC Wood Gundy for any of us, or any of us dies, C1BC Wood Candy may do any one or more of the following, without demand for margin or additional margin, advertisement or other notice: (i) retain possession of and I or sell or compel the sale thereof by judicial authority any or all securities and other property in any account held by CIBC Wood Gundy for any of us, whether held individually or jointly with others; (ii) buy any or all securities and other property which may be short in any such account and I or cover any open positions; and (bi) cancel any or all open orders and close any or all outstanding contracts. Any such sale or purchase may be made on any exchange or other market, or by public or private sale or purchase, and upon such terms and in such manner as CIBC Wood Gundy considers advisable. I hereby acknowledge that CIBC Wood Gundy may from time to time purchase or sell for its own account or that of its clients and I expressly authorize CIBC Wood Gundy to do so. Any prior demand, call, advertisement or other notice will not be considered a waiver of CIBC Wood Gundy's right to sell or buy without demand, call, advertisement or other notice. The proceeds of any sale made by CIBC Wood Gundy, less any expenses, will be applied to my indebtedness to it without lessening my responsibility to pay it any ultimate balance.

I acknowledge that any term granted or any time limit prescribed by CIBC Wood Gundy in my favour is granted or prescribed in consideration of my current financial situation and my commitment to perform all of my obligations arising from this Agreement.

CIBC Wood Gundy may, if it deems it advisable and without its being obliged to give ni.e any notice thereof, set off any mutual indebtedness.

Payment: i wall pay to CIBC Wood Gundy on demand the amount of (i) any and all indebtedness (including without limitation loans) arising under this Agreement or in connection with the transactions effected by CIBC Wood Gundy for the Securities Account and (ii) all other amounts charged to the Securities Account whether on account of loans, interest, fees or otherwise. I will at all limes secure the repayment of such amounts, and maintain such margins in connection therewith, as CIBC Wood Gundy requires and promptly meet all margin calls.

Security: I pledge and charge to CIBC Wood Gundy, and grant it a security interest in, any credit balances, money, securities, rights or other property' now or at any time in the future held in or credited to the Securities Account, and their proceeds, as continuing security for payment of the present and future indebtedness of each of us to CIBC Wood Gundy, howsoever arising, whether individual or joint, and whether or not relating to the Securities Account CISC Wood Gundy may set oft any such credit balance against any such indebtedness. In the case of security interest governed by the laws of Quebec the following provisions will apply:

As security for the performance of my obligations and undertakings pursuant to this paragraph, I hereby hypothecate and pledge in CIBC Wood Gundy's favour, for an amount up to the available loan value of the securities in my account, the following assets (the "Hypothecated Asset"):

a.any credit balances, monies, securities, rights and other assets (collectively the "Securities") now or at any time in the future held in or credited to my account or that I may from time to time subsequently deposit in my account;

b.any Securities issued by the issuer or by any other person in connection with a distribution of dividends (in cash or in kind), a conversion, a stock split, a purchase, a repurchase, a cancellation, an amendment, or any other change affecting the Securities; and

c.the capital, profits, revenues and any other amount or rights in connection with any Securities.

This paragraph applies with respect to any renewal, replacement, substitution and increase of the Securities as well as any amounts, securities and rights resulting from any reinvestment of the Securities.

The provisions of this paragraph will become enforceable if and when I fail to perform any' of my obligations and undertakings under this paragraph or if I become bankrupt or insolvent. When the provisions of this paragraph become enforceable, CIBC Wood Gundy may exercise any recourse under this paragraph as well as any recourse it may have by operation of law Whatever recourse it may choose to exercise, the following provisions shall apply:
a.it may, without being obliged to do so, in order to protector realize the value of the Hypothecated Assets, take any action deemed reasonable;

b.it may exercise any and all of the rights attaching to the Hypothecated
Assets;

c.it shall only be obliged to account to me in accordance with its usual practices;

d.it may acquire any and all of the Hypothecated Assets. Without limiting the generality of the above:

a.it may, at any time, set off any amount it may owe to me and any amount owed to it by me under this paragraph, notwithstanding that my credit balances owed to it are subject to a term or condition. If I become bankrupt, any set-off or release subject to a suspensive condition under this paragraph will be deemed to have been effected immediately prior to the date of bankruptcy; and

b.I hereby release CIBC Wood Gundy under suspensive condition from. any obligation subject to a term or a condition that it may have to remit amounts due to me. Such release under suspensive conditions will only take effect when the provisions of this paragraph become enforceable.

Rights With Respect to Securities: II either of us is indebted to CIBC Wood Gundy or has a short position with it, CIBC Wood Gundy may, subject to applicable rules and regulations of regulatory or self-regulatory bodies, and without notice to me, do any one or more of the following in connection with securities in the Securities Account, including securities acquired or deposited to secure indebtedness: (i) pledge, repledge, hypothecate or rehypothecate the securities (either separately or together with other securities) as security for its own indebtedness, whether it is more or less than my indebtedness to it in accordance with the terms and conditions of this Agreement; (ii) lend the securities (either separately or together with other securities); (iii) commingle the securities with securities held for other customers; and (iv) deliver the securities against a sale, whether a short sale or otherwise, whether such sale is for my account or another, and whether or not CIBC Wood Gundy holds a like amount of similar securities for delivery.

Miscellaneous Matters: CIBC Wood Gundy may transfer and convert currency between my Canadian and U.S. dollar securities accounts as it considers necessary or advisable to meet obligations in either of those currencies which are not covered by my payment to it. I acknowledge that CIBC Wood Gundy trades for its own account as a block positioner and I or arbitrageur. At the time of any transaction in the Securities Account, CIBC Wood Gundy may have a long or short position in the same security and its position may be completely or partially hedged. CIBC Wood Gundy need not deliver the same securities as those deposited with or received by it for the Securities Account but may deliver securities in an equivalent amount and of the same nature and kind. Whenever any of us has more than one account with CIBC Wood Gundy, whether jointly or otherwise, or has guaranteed any indebtedness arising in connection with any other account, CIBC Wiod Gundy may at any time, without notice, enter credit or debit balances, whether in respect of securities or money; to any of such accounts and make such adjustments between such accounts as CIBC Wood Gundy may think fit.

Representations: Every transaction involving a sale of securities by C1BC Wood Gundy at my direction is entered into on the understanding that actual delivery is contemplated or intended. I represent and warrant that l will be the beneficial owner of such securities unless at the time of placing the order 1 specify that it is a "short" sale, If I do not make immediate delivery to CIBC Wood Gundy, in proper form for delivery, of any securities sold by it at my direction, or if any such securities are returned to it because their delivery did not constitute good delivery CIBC Wood Gundy may borrow any securities necessary to make such delivery and I or buy in such securities, and I will pay CIBC Wood Gundy any loss or expense arising from such borrowing or purchase or its inability to make such borrowing or purchase. I represent and warrant that I am of legal age and, unless disclosed to CIBC Wood Gundy, am not an employee of any exchange (or of any corporation of which any exchange owns a majority of the capital stock), nor an employee, officer, director or shareholder of, or otherwise associated or affiliated with, a member of any exchange or the Investment Dealers Association of Canada; and I agree to advise CIBC Wood Gundy promptly in the event I become associated with any business in the above category.

Options:
a.The Requirements may provide for position limits (which maybe reported to the applicable regulatory body), exercise limits, margin requirements and requirements for cash-only trades during certain periods such as the last 10 business days to expiry of an exchange traded put or call option ("Option"). I will comply with all such Requirements which are now in effect or which from time to time may hereafter be passed or adopted.

b.I acknowledge sole responsibility to instruct CIBC Wiod Gundy on a timely basis and in any event in such time that it may complete such instructions as to the sale, close out or exercise of any Option or as to any other action to be taken in connection with such Option. CIBC Wood Gundv may take any action with respect to an Option that it in its sole discretion determines should be taken if I fail to give it timely instructions, but it has no obligation to take such action.

c.Where CIBC Wood Gundy elects to exercise a Valuable Option it may concurrently arrange for the sale of the underlying securities to be received on exercise of the Option and it shall be entitled to receive all applicable commissions and other compensation, both on the exercise and on the sale. En no event will CIBC Wood Gundy be responsible or accountable for any loss or damage I may incur or profit I may fail to make because of its exercise of, or failure to exercise, the foregoing authority. "Valuable Option" means an Option as to which it appears at the relevant time that the Option can be exercised and the underlying securities resold with a resultant profit after paying the commissions and other expenses attendant upon the exercise and resale.

d.CIBC Wood Gundy will allocate exercise and assignments of exercise notices received by it to the Option that was written at the earliest date or on such other basis as it may advise. When an Option written by me is exercised, I will (unless CIBC Wood Gundy already holds the underlying security) make, or cause to be made, immediate delivery to it of the underlying security in proper form for good delivery.

e.I acknowledge that CIBC Wood Gundy's Specialist or Options Attorney may act as a principal when executing my trades.

f.Paragraphs (a) to (e), inclusive, will apply only if I place my initials beside the Options Account section on page 5 hereof.

5.Reporting
CIBC Wood Gundy will send me a monthly statement detailing: (i) securities bought or sold in the Securities Account, whether on margin or on a fully-paid basis; (ii) interest earned on credit balances; (iii) margin loans outstanding at the end of the period; (iv) repayments received and margin interest charged; (v) deposits; (vi) Cheques honoured and returned; (vii) a summary description of sales drafts, cash advances, interest, and service, transaction, activity and other charges in respect of the VISA Account; (viii) payments and credits, and the balance outstanding in respect of the VISA Account; and (ix) all other transactions and charges in respect of the AM program. The time periods for which each such item is reported will be specified on the statement. In addition, CIBC Wood Gundy will send me confirmations of transactions in the Securities Account as required by law.

6.Fees, Charges arid Commissions
I will pay to CISC Wood Gundy in advance, its annual fee for the MA program, and will also pay all other fees and charges described in any notice or monthly statement sent to me from time to time, as well as all commissions on securities bought or sold for my account at CIBC Wood Gundy's then prevailing rates. C1BC Wood Gundy may debit any or all of such fees charges and commissions to the Securities Account

7.Termination and Amendment
Termination: Either CIBC Wood Gundy or I may, at any time upon written notice to the other, terminate this Agreement and my participation in the AAA program. Notwithstanding termination, any provisions in any agreements with CIBC Wood Gundy with respect to the operation of the Securities Account will remain in full force and effect until the Securities Account is dosed out in accordance with such provisions. If I wish to maintain a securities account with CIBC Wood Gundy after termination of this Agreement, I may, at CISC Wood Gundy's discretion, make special arrangements to do so. Notwithstanding the termination of this Agreement, Twill remain responsible for payment of all my indebtedness to CIBC Wood Gundy.

Amendment: CIBC Wood Gundy may upon notice to me, amend the terms of this Agreement. Each amendment will be effective as of the date specified in such notice.

8.Tax Advice
As the circumstances of each participant in the AM program may vary greatly, I understand that 1 should consult my own tax advisers with respect to the tax considerations which may be relevant to my individual circumstances.
9. Communications
All notices, demands, requests, statements, confirmations or other communications (collectively, "Communications") required or permitted by this Agreement shall be in writing. CIBC Wood Gundy may send Communications to me at my most current address maintained by it in connection with the AAA program. For this purpose, the address for each of us shall be deemed to be the most current address maintained by it for that one of us whose name first appears on CIBC Wood Gundy's monthly statement, and any Communication which is sent to any of us at such address shall be binding and effective on all of us. Each Communication sent to me, whether sent by mall, telex, facsimile, telegraph, messenger or otherwise, shall be effective, and treated as having been given to and received by me, on the date of mailing or other sending, whether or not actually received. Each Communication sent to CIBC Wood Gundy shall be sent to the following address and shall be effective, and treated as having been given to and received by it, only upon actual receipt by it:

CIBC World Markets Inc.
Client Relations
BCE Place
Post Office Box 500
Toronto, Ontario
M5J 2S8

CIBC Wood Gundy may change its address from time to time upon notice to me.

10.Verification of Transactions
Every transaction indicated or referred to in any Communication will be conclusively treated as authorized, pursuant to my instructions, and as ratified and confirmed by me, and as correct (except for any amount or security improperly credited to the Chequing Account or Securities Account), unless C1BC Wood Gundy shall actually receive written notice from me to the contrary at its address for Communications referred to in paragraph 9 within 21 days from the time such Communication is mailed or otherwise sent to me.

Neither CIBC Wood Gundy nor CIBC will be liable to me for errors or omissions in connection with or in the handling of orders relating to the purchase, sale, execution or expiration of a security or any other matter relating to a security, the Securities Account, the Chequing Account or the AAA program, unless caused by CIBC Wood Gundy's or CIBC's gross negligence or wilful misconduct.

11.Joint Account and Authorized User Provisions

a.Joint Accounts: If more than one of us signs this Agreement, the following provisions shall apply:

i.The Securities Account and Chequing Account shall be joint accounts with, except in the Province of Quebec, right of survivorship.

ii,Each Applicant with respect to the Securities Account shall be personally liable to CIBC Wood Gundy with respect to the Securities Account, this Agreement and each authorization or undertaking given by any Applicant.

iii,Each of us assigns and transfers to the other(s) jointly any and all moneys which have been or may in future be deposited to the credit of the AAA Account, together with all interest which may accrue thereon.

iv.CIBC may accept from time to time as sufficient discharge for any sum or sums, withdrawn from the Chequing Account any receipt cheque or other voucher signed by any of us, without the signature or consent of the other(s), unless expressly agreed in writing.

V.Unless otherwise expressly directed in writing, CIBC is hereby authorized by each of us to deposit to the credit of the Chequing Account all moneys and the proceeds of all cheques, promissory notes, bills of exchange, securities, coupons and orders for the payment of money received by CIBC payable to or for the credit or account of any one or more of us whether or not such item has been endorsed by any of us.

vi.Unless CIBC Wood Gundy otherwise agrees in writing, any of us shall have the authority to operate the Securities Account, including the right to: (i) give instructions for the Securities Account, including the address for receipt of Communications from CIBC Wood Gundy; (ii) deposit any securities or monies with CIBC Wood Gundy; (iii) request that payments or securities from the Securities Account be made or delivered to any of us personally or to his or her order, and give a receipt for the same; (iv) receive and acquiesce in the correctness of any and all Communications and other records and documents; (v) settle, compromise, adjust and give releases with respect to any and all claims, demands, disputes or controversies; and
(vi) receive requests and demands for payment or securities due, notices of intention to sell or purchase and other notices and demands.

vii.Each of us agrees to indemnify CIBC Wood Gundy and CIBC against any loss, claim, damage, liability and expense arising from instructions given by any of us (including any legal costs on a solicitor and client basis) if CIBC Wood Gundy and/or CIBC is made a party to any action between or by any of us.

viii.The following provisions shall apply upon the death of any of us: (i) the survivor will promptly notify CIBC Wood Gundy of such death and provide it ~rith a certified copy of the death certificate or a notarized copy of the relevant letters probate or letters of administration or in the case on a deceased Applicant whose estate is governed by the laws of Quebec, sufficient proof that the will has been notarized or has been verified; (ii) the estate of the deceased shall continue to be liable for any amounts owning and arising out of transactions initiated prior to actual receipt by ~BC Wood Gundy of written notice of death; and (iii) the survivor shall continue to have the same rights as described in paragraph 11 (a), section (vi).

b.Authorized Users: If authorized by any of us, a person i.who does not sign this Agreement as Applicant or Joint Applicant may sign a signature card (a "Signature Card") in connection with the Chequing Account; ii.may become an authorized user of the VISA Account; or iii.may attach the Chequing Account to his or her Debit Card or to his or her CIBC VISA card, or both, and thereby have access to the Chequing Account or the VISA Account, or both, as an Authorized User. CIBC may accept from time to time as sufficient discharge for any sum or sums withdrawn or transferred from the Chequing Account, or charged to the VISA Account, any receipt, cheque or voucher signed by an Authorized User without the signature or consent of any of us. Similarly, without further consent of any of us, CIBC may (i) accept electronic instructions, received from an Authorized User by use of his or her Debit Card, to debit the Chequing Account for purchases of goods or services; or (ii) permit an Authorized User access to the Chequing Account or the VISA Account by using his or her Debit Card or CIBC VISA card as a convenience banking card No Authorized User shall have any ownership interest in the Securities Accounts or the Chequing Account solely by virtue of this Agreement, or as a result of signing a Signature Card; becoming an authorized user of the VISA Account or attaching the Chequing Account or the VISA Account to his or her Debit Card or CIBC VISA card.

12.Conflicts of Interest
For purposes of providing the services pursuant to this Agreement, CIBC Wood Gundy and CIBC shall have all the powers of a person having complete management of the assets of others. I hereby acknowledge and expressly authorize that:

a.CIBC Wood Gundy and CIBC may, from time to time, enter into transactions in the Securities Account in the securities of an issuer:

(i)in which CIBC Wood Gundy or CIBC (on their own behalf or on behalf of a person whose account is managed by C1BC Wood Gundy or CIBC), or a person affiliated with C!BC Wood Gundy or CIBC, owns securities;

(ii)in which a director, officer or employee of CIBC Wood Gundy or CIBC (or of any of their affiliates) owns securities or is a director; officer or employee;

b.from time to time, transactions in the Securities Account may include securities or other assets purchased from or sold to any of the persons referred to in paragraph (a) or their associates;

c.CIBC \Mod Gundy, CIBC and persons affiliated with CIBC Wood Gundy or CIBC may enter into a contract affecting assets administered pursuant to this Agreement and acquire rights in such assets or against me;


d.CIBC Wood Gundy and CIBC may make transactions in securities for which CIBC Wood Gundy or CIBC have received an underwriting fee;

e.any trust company with which CIBC Wood Gundy or CIBC may deal with pursuant to this Agreement may be affiliated with CIBC Wood Gundy or CIBC; and

f.except as may be required by applicable securities regulations CIBC Wood Gundy and CIBC are not required to disclose to me (i) any other interest that CIBC Wood Gundy or CIBC (or persons affiliated with them) may, from time to time, have in an enterprise that could place CIBC Wood Gundy or CIBC in a conflict of interest; or (ii) of the rights CIBC Wood Gundy or CIBC or a person affiliated with them may invoke against me or in assets administered.

and in any such event, neither CIBC Wood Gundy nor CIBC nor any person affiliated with them shall be accountable for any profit earned in the course of such dealing.

I hereby acknowledge having received and read the CIBC Wood Gundy Statement of Policies, which includes the disclosure respecting mutual funds that are related to CIBC Wood Gundy, and I hereby consent to the completion of trades in securities of any of the CIBC Mutual Funds, The Talvest Funds or the Hyperion Funds that may be recommended to me or that I may request to have purchased for me from time to time.

13.Miscellaneous

a.Neither CIBC Wood Gundy nor CIBC shall be liable for any loss, claim, damage, liability or expenses caused directly or indirectly by government, regulatory or self-regulatory restrictions or regulations, exchange or market rulings, suspension of trading, war, strikes, equipment malfunction or other conditions or events (whether similar or dissimilar to the above) beyond its controL

b.If any provision of this Agreement is held to be invalid or unenforceable by any court or regulatory or self-regulatory agency or body, such invalidity or unenforceability shall not affect the validity or enforceability of the remaining provisions.

c.The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

d.This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, and CIBC, CIBC Wood Gundy and I irrevocably submit to the jurisdiction of the courts of such Province in respect of any matter relating to this Agreement.

e.I may not assign this Agreement without CIBC Wood Gundy's written consent

f.I will pay CIBC Wood Gundy all costs and expenses of collection (including legal fees on a solicitor and client basis) of all or any of my indebtedness to it.

g.This Agreement shall extend to the benefit of and be binding upon CIBC Wood Gundy and CIBC and their respective successors and assigns, and me and my successors, permitted assigns, heirs, administrators and executors or (in the case of an Applicant whose estate is governed by the laws of Quebec) the liquidators of my estate.

h.In this Agreement, (i) the word "securities" includes all securities generally so called, and in particular includes bonds, debentures, notes and all other evidences of indebtedness, shares of stock, warrants, rights, scrip certificates, options, "when issued" securities of all kinds, commodities and contracts relating thereto and chooses in action of every nature or kind; (ii) the word "indebtedness" includes liabilities; and (iii) the phrase "business day" means any Monday to Friday, inclusive, on which CIBC Wood Gundy's and CIBC's head offices in Toronto are open for business.

i.No action taken by CIBC Wood Gundy or CIBC, nor any omission to take any action or exercise any right, remedy or power available to CIBC Wood Gundy or CIBC under this Agreement or otherwise, shall be treated as constituting a waiver or other modification of any of CIBC Wood Gundy's or CIBC's rights, remedies or powers.

j.I acknowledge that CIBC Wood Gundy may require written instructions prior to making any transaction in respect of the Securities Account, and that it may refuse to accept any purchase or sale instructions whenever it deems it necessary for its protection.

k.I acknowledge that CIBC Wood Gundy may require that I maintain a minimum equity balance, as determined by it, in such amount or amounts as it may advise from time to time.

l.I undertake to advise CIBC Wood Gundy in writing of any material adverse change in my financial affairs, and of my needs, experience and investment objectives as they may change from time to time.

m.CIBC Wood Gundy and CIBC may enforce their rights in this Agreement either separately or together.

n.CIBC Wood Gundy's offices, through which I may instruct it as to securities transactions, will be open during local business hours, but an order in respect of any securities transaction may be executed at any time when the applicable exchange or other market is open for trading.

o.I agree to ratify any transaction in which CIBC Wood Gundy has acted as principal or market maker on the other side of a transaction or as part of larger transactions for my account and others and to pay the applicable commission thereon.

p.I shall be in default for non-performance of my obligations hereunder as a result of the mere lapse of time.

Initial if the following is applicable:

I request that CIBC Wood Gundy open an options account for me. I acknowledge that I have received a copy of CIBC Wood Gundy's Risk Disclosure Statement for Futures and Options.

_________ Options Account.

I ACKNOWLEDGE THAT I HAVE READ AND UNDERSTAND ALL THE PROVISIONS CONTAINED IN THIS AGREEMENT AND THAT I HAVE RECEIVED A COPY OF IT. TO THE EXTENT THAT IT IS RELEVANITO THE EXECUTION OF THIS AGREEMENT OR TO THE BUSINESS RELATIONSHIP BETWEEN CIBC WOOD GUNDYAND CIBC AND ME, I AGREE, FOR THE TERM OF SUCH BUSINESS RELATIONSHIP THAT CIBC WOOD GUNDY MAY OBTAIN CREDIT INFORMATION ABOUT ME AT ANY TIME FROM MY EMPLOYER, ANY CREDIT BUREAU OR ANY OTHER PERSON IN
CONNECTION WITH ANY RELATIONSHIPS WHICH iT OR I MAY WISH TO ESTABLISH BETWEEN US. I ACKNOWLEDGE THAT ANY AMOUNTS CREDITED TO THE SECURITIES ACCOUNT ARE
NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION OR BY ANY OTHER GOVERNMENT DEPOSIT INSURER.

The parties confirm that they have requested this Agreement and all documents relating thereto to be drawn up in the English Language only. Les parties confirment avoir exige que ce contrat et tous les documents s'y rapportant soient rediges en anglais seulement.



Applicant Signature: (S) Robert Miller

Date: X

Joint Applicant Signature:

Accepted by CIBC Wood Gundy Securities Inc.
(on its own behalf and as agent for CIBC)


CIBC Wood Gundy is a division of CIBC World Markets Inc., a subsidiary of Canadian Imperial Bank of Commerce and Member CIPF.


*	VISA lnt. CIBC and CIBC World Markets Inc., Lic. Users.